UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SAPIENT CORPORATION

(Name of Subject Company)

SAPIENT CORPORATION

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

803062108

(CUSIP Number of Class of Securities)

Joseph A. LaSala, Jr.

Senior Vice President, General Counsel and Secretary

Sapient Corporation

131 Dartmouth Street

Boston, MA 02116

(617) 621-0200

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Faiza J. Saeed, Esq.

Eric L. Schiele, Esq.

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 8th Avenue

New York, New York 10019

(212) 474-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ii

ITEM 1.	SUBJECT COMPANY INFORMATION

(a) Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Sapient Corporation, a Delaware corporation (“Sapient” or the “Company”). Sapient’s principal executive offices are located at 131 Dartmouth Street, Boston, MA 02116. Sapient’s telephone number at this address is (617) 621-0200.

(b) Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.01 per share, of Sapient (the “Sapient Common Stock”). As of the close of business on November 7, 2014, there were 140,847,744 shares of Sapient Common Stock (the “Shares”) issued and outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON

(a) Name and Address

The name, business address and business telephone number of Sapient, which is the subject company and the person filing this Schedule 14D-9, are set forth in “Item 1. Subject Company Information” above.

(b) Tender Offer

This Schedule 14D-9 relates to the cash tender offer by 1926 Merger Sub Inc., a Delaware corporation (“Purchaser”), and a wholly owned subsidiary of Publicis Groupe S.A., a French société anonyme (“Parent” or “Publicis”), to purchase all of the outstanding Shares at a purchase price of $25.00 per Share (the “Offer Price”), net to seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 12, 2014 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”, which, together with the Offer to Purchase and any amendments or supplements thereto from time to time, constitutes the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 1, 2014 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and Sapient. The consummation of the Offer is subject to various conditions, including there being validly tendered in accordance with the terms of the Offer and not validly withdrawn, prior to the expiration of the Offer, a number of Shares that represent at least a majority of the then-outstanding Shares. The Merger Agreement provides, among other things, that as soon as practicable after consummation of the Offer and subject to the satisfaction or waiver of certain customary conditions set forth in the Merger Agreement, Purchaser will merge with and into Sapient (the “Merger”), with Sapient continuing as the surviving corporation (the “Surviving Company”) and a wholly owned direct subsidiary of Parent. At the effective time of the Merger (the “Merger Effective Time”), each outstanding Share (other than Shares held by Sapient, any of its subsidiaries, Parent, Purchaser or any other subsidiary of Parent as of immediately prior to the commencement of the Offer, or any stockholders who have properly exercised their appraisal rights under Section 262 of the Delaware General Corporation Law (the “DGCL”)), will be converted into and become the right to receive an amount equal to the Offer Price, in cash, without interest and less any required withholding taxes. As a result of the Merger, Sapient will cease to be a publicly traded company and will become wholly owned by Parent. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transaction”.

The Merger Agreement provides that the Merger will be effected pursuant to Section 251(h) of the DGCL, which permits completion of the Merger upon the acquisition by Purchaser in the Offer of at least such percentage of the stock of the Company as would be required to adopt the Merger Agreement at a meeting of stockholders, which in the case of the Company is one Share more than 50% of the number of Shares that are then issued and outstanding. If the Merger is effected pursuant to Section 251(h) of the DGCL, no vote of the stockholders of the Company will be required to consummate the Merger.

The Merger Agreement also provides that each performance restricted stock unit (each, a “Sapient Performance Restricted Stock Unit”) outstanding immediately prior to the time that Purchaser first accepts Shares for payment pursuant to the Offer (the “Acceptance Time”) will be canceled at the Acceptance Time with the holder of such Sapient Performance Restricted Stock Unit becoming entitled to receive, promptly following the Merger Effective Time (except in the case of a Specified Sapient Executive (as defined below) who does not execute a Specified Retention Letter Agreement (as defined below)), an amount in cash equal to the sum of (A)(1) the Offer Price multiplied by (2) the number of Shares subject to such Sapient Performance Restricted Stock Unit immediately prior to the Acceptance Time (assuming that applicable performance conditions are deemed to be achieved at maximum performance level) and (B) any accrued and unpaid cash dividend equivalents with respect to such Sapient Performance Restricted Stock Unit, without interest and less any required withholding taxes.

The Merger Agreement also provides that each restricted stock unit, which includes any performance restricted stock unit that is no longer subject to any performance vesting conditions and that is only subject to service-based vesting conditions (each, a “Sapient Restricted Stock Unit”), outstanding immediately prior to the Acceptance Time will be canceled at the Acceptance Time with the holder of such Sapient Restricted Stock Unit becoming entitled to receive, promptly following the Merger Effective Time (except in the case of a Specified Sapient Executive (as defined below) who does not execute a Specified Retention Letter Agreement (as defined below)), an amount in cash equal to the sum of (A)(1) the Offer Price multiplied by (2) the number of Shares subject to such Sapient Restricted Stock Unit immediately prior to the Acceptance Time and (B) any accrued and unpaid cash dividend equivalents with respect to such Sapient Restricted Stock Unit, without interest and less any required withholding taxes.

The Merger Agreement also provides that, at the Acceptance Time, each outstanding stock option (each, a “Sapient Stock Option”), whether vested or unvested, will be canceled at the Acceptance Time with the holder of such canceled Sapient Stock Option becoming entitled to receive, promptly following the Merger Effective Time, an amount in cash equal to (A) the excess, if any, of (1) the Offer Price over (2) the exercise price per share of Sapient Common Stock subject to such Sapient Stock Option, multiplied by (B) the number of Shares subject to such Sapient Stock Option immediately prior to the Acceptance Time, without interest and less any required withholding taxes.

The Merger Agreement further provides that, in the case of 24 Sapient employees specified by mutual agreement of Parent and Sapient (each, a “Specified Sapient Executive”), the amounts payable in respect of the cancelation and settlement (as described above) of the Sapient Performance Restricted Stock Units and Sapient Restricted Stock Units held by each such Specified Sapient Executive will be paid promptly following the Merger Effective Time only if the applicable Specified Sapient Executive executes, within 45 days following the execution of the Merger Agreement, a retention letter agreement (each, a “Specified Retention Letter Agreement”) substantially in the form agreed by Parent and Sapient. See below, “Arrangements with Current Executive Officers and Directors of Sapient—Other Arrangements” for additional details regarding these Specified Retention Letter Agreements. If a Specified Sapient Executive does not execute a Specified Retention Letter Agreement within 45 days following the execution of the Merger Agreement, receipt by such Specified Sapient Executive of the amounts payable in respect of the cancelation and settlement of Sapient Performance Restricted Stock Units and Sapient Restricted Stock Units held by such Specified Sapient Executive will be conditioned on the Specified Sapient Executive’s continued employment with the Company and its affiliates through the date that the corresponding canceled Sapient Performance Restricted Stock Units and Sapient Restricted Stock Units would otherwise have become vested based on the Specified Sapient Executive’s continued service after the Acceptance Time, subject, in the case of a Specified Sapient Executive who is party to a Change in Control Severance Agreement, to earlier payment upon certain qualifying terminations of employment.

The terms and conditions of the Offer are described in the Offer to Purchase and the Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference. As set forth in the Offer to Purchase, the principal executive office of each of Parent and Purchaser is located at 133 Avenue des Champs-Élysées, 75008, Paris, France, and the telephone number at such principal executive office is +33 (0)1 44 43 70 00. The Offer is also described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), which was filed by Parent and Purchaser with the U.S. Securities and Exchange Commission (the “SEC”) on November 12, 2014.

The Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

For the reasons described in more detail below, the board of directors of Sapient (the “Sapient Board” or the “Board”) unanimously recommends that Sapient’s stockholders accept the Offer and tender their Shares pursuant to the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement. The foregoing descriptions of the Merger Agreement and the Offer do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, the Offer to Purchase and the Letter of Transmittal.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth in this Schedule 14D-9, or as otherwise incorporated by reference herein, to the knowledge of Sapient, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between (i) Sapient or any of its affiliates, on the one hand, and (ii)(x) any of Sapient’s executive officers, directors or affiliates, or (y) Parent or Purchaser or any of their respective executive officers, directors or affiliates, on the other hand.

Relationship with Parent

Merger Agreement

On November 1, 2014, Sapient, Parent and Purchaser entered into the Merger Agreement. A summary of the material terms of the Merger Agreement set forth in Section 11—“The Merger Agreement; Other Agreements—Merger Agreement” of the Offer to Purchase and a description of the conditions of the Offer set forth in Section 15—“Conditions to the Offer” of the Offer to Purchase, respectively, are incorporated herein by reference. Such summary and description do not purport to be complete and are qualified in their entireties by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The summary and description have been included in this Schedule 14D-9 to provide you with information regarding the terms of the Merger Agreement and are not intended to modify or supplement any factual disclosures about Parent, Purchaser, Sapient or their respective affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of the Merger Agreement, were made as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may not have been intended to be statements of fact, but rather as a method of allocating risk and governing the contractual rights and relationships among the parties to the Merger Agreement. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by Parent’s or Sapient’s stockholders. In reviewing the representations, warranties and covenants contained in the Merger Agreement or any descriptions thereof in this Schedule 14D-9, it is important to bear in mind that such representations, warranties and covenants or any descriptions were not intended by the parties to the Merger Agreement to be characterizations of the actual state of facts or conditions of Parent, Purchaser, Sapient or their respective affiliates. Moreover, information concerning the subject matter of the representations and warranties may have changed or may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures. For the foregoing reasons, the representations, warranties, covenants or descriptions of those provisions should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that Parent, its affiliates and Sapient publicly file.

Tender and Support Agreement.

On November 1, 2014, Alan J. Herrick, Jerry A.Greenberg, J. Stuart Moore and certain entities affiliated with the foregoing (collectively, the “Supporting Stockholders”) entered into a Tender and Support Agreement, dated as of November 1, 2014, with Parent and Purchaser (the “Support Agreement”). A summary of the material terms of the Support Agreement set forth in Section 11—“The Merger Agreement; Other Agreements—Support Agreement” of the Offer to Purchase is incorporated herein by reference. Such summary and description do not purport to be complete and are qualified in their entireties by reference to the full text of the Support Agreement, which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.

Confidentiality Agreement

Sapient and Parent entered into a confidentiality agreement dated as of October 25, 2014 (the “Confidentiality Agreement”). As a condition to being furnished Evaluation Material (as defined in the Confidentiality Agreement), Parent agreed, subject to certain exceptions, that, for a period of eighteen months from the date of the Confidentiality Agreement, it would, and it would direct its representatives to, keep such Evaluation Material confidential and to use such information solely for the purpose of evaluating a possible transaction involving Parent and Sapient. The Confidentiality Agreement contains standstill provisions with a term of one year that will automatically terminate before the expiration of such term in certain situations, including the entry by Sapient into a definitive acquisition agreement with a third party pursuant to which such third party agrees to acquire 50% or more of the Shares or assets of Sapient. The Confidentiality Agreement expires on April 25, 2016. The foregoing summary description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of Sapient

Overview

Certain executive officers and directors of Sapient may be deemed to have interests in the Transaction that may be different from, or in addition to, those of Sapient’s stockholders generally. In considering the recommendations of the Board, including that you tender your Shares into the Offer, you should be aware of these interests. In reaching its decision to make such recommendations and to approve the Merger Agreement and the transactions contemplated thereby, the Board was aware of these interests and considered them, along with other matters described below in “Item 4. The Solicitation or Recommendation—Background of the Merger Agreement; Reasons for Recommendation.” As described in more detail below, these interests include:

•	Cancelation of Sapient Performance Restricted Stock Units at the Acceptance Time in exchange for the right to receive a cash payment equal to the sum of (A)(1) the Offer Price multiplied by (2) the number of Shares subject to such Sapient Performance Restricted Stock Unit immediately prior to the Acceptance Time (assuming that applicable performance conditions are deemed to be achieved at maximum performance level) and (B) any accrued and unpaid cash dividend equivalents with respect to such Sapient Performance Restricted Stock Unit, without interest and less any required withholding taxes;

•	Cancelation of Sapient Restricted Stock Units at the Acceptance Time in exchange for the right to receive a cash payment equal to the sum of (A)(1) the Offer Price multiplied by (2) the number of Shares subject to such Sapient Restricted Stock Unit immediately prior to the Acceptance Time and (B) any accrued and unpaid cash dividend equivalents with respect to such Sapient Restricted Stock Unit, without interest and less any required withholding taxes;

•

Cancelation of unexercised Sapient Stock Options at the Acceptance Time in exchange for the right to receive a cash payment equal to (A) the excess, if any, of (1) the Offer Price minus (2) the exercise price per Share of the Shares subject to the canceled Sapient Stock Option, multiplied by (B) the number of Shares subject to such Sapient Stock Option immediately prior to the Acceptance Time, without interest and less any required withholding taxes;

•	Eligibility of certain executive officers for payments and benefits under Change in Control Severance Agreements upon certain types of terminations of employment following the Acceptance Time;

•	Entrance by certain executive officers into retention letter agreements with Sapient and Parent which provide for continued employment with the Purchaser after the Acceptance Time and severance payments upon certain types of terminations of employment; and

•	Entitlement to the indemnification and exculpation benefits in favor of directors and officers of Sapient described in more detail in “Indemnification and Exculpation of Directors and Officers” below.

Effect of the Offer and the Merger on Sapient’s Outstanding Equity Securities

Treatment of Shares. Sapient’s executive officers and directors who tender the Shares they own pursuant to the Offer will be entitled to receive the same Offer Price per Share on the same terms and conditions as the other Sapient stockholders who tender Shares into the Offer. If the Merger occurs, at the Acceptance Time, any Shares owned by Sapient ’s executive officers and directors that were not tendered into the Offer will be entitled to receive the same Offer Price per Share on the same terms and conditions as the other Sapient stockholders whose Shares are exchanged in the Merger.

Treatment of Sapient Performance Restricted Stock Units, Sapient Restricted Stock Units and Sapient Stock Options. Sapient Performance Restricted Stock Units, Sapient Restricted Stock Units and Sapient Stock Options may not be tendered in the Offer.

The Merger Agreement provides that each Sapient Performance Restricted Stock Unit outstanding immediately prior to the Acceptance Time will be canceled at the Acceptance Time with the holder of such Sapient Performance Restricted Stock Unit becoming entitled to receive, promptly following the Merger Effective Time (except in the case of a Specified Sapient Executive who does not execute a Specified Retention Letter Agreement), an amount in cash equal to the sum of (A)(1) the Offer Price multiplied by (2) the number of Shares subject to such Sapient Performance Restricted Stock Unit immediately prior to the Acceptance Time (assuming that applicable performance conditions are deemed to be achieved at maximum performance level) and (B) any accrued and unpaid cash dividend equivalents with respect to such Sapient Performance Restricted Stock Unit, without interest and less any required withholding taxes.

The Merger Agreement provides that each Sapient Restricted Stock Unit outstanding immediately prior to the Acceptance Time will be canceled at the Acceptance Time with the holder of such Sapient Restricted Stock Unit becoming entitled to receive, promptly following the Merger Effective Time (except in the case of a Specified Sapient Executive who does not execute a Specified Retention Letter Agreement), an amount in cash equal to the sum of (i) (A) the Offer Price multiplied by (B) the number of Shares subject to such Sapient Restricted Stock Unit immediately prior to the Acceptance Time and (ii) any accrued and unpaid cash dividend equivalents with respect to such Sapient Restricted Stock Unit, without interest and less any required withholding taxes.

The Merger Agreement provides that all outstanding Sapient Stock Options shall be canceled at the Acceptance Time, to the extent not exercised prior to the Acceptance Time, with the holder of each such canceled Sapient Stock Option becoming entitled to receive, promptly following the Merger Effective Time, an amount in cash equal to (A) the excess, if any, of (1) the Offer Price over (2) the exercise price per share of Sapient Common Stock subject to such Sapient Stock Option, multiplied by (B) the number of Shares subject to such Sapient Stock Option immediately prior to Acceptance Time, without interest and less any required withholding taxes.

Under the Merger Agreement, in the case of each executive officer who is a Specified Sapient Executive, the amounts payable in respect of the cancelation and settlement (as described above) of the Sapient Restricted Stock

Units and Sapient Performance Restricted Stock Units held by each such executive officer will be paid promptly following the Merger Effective Time only if the applicable executive officer executes, within 45 days following the execution of the Merger Agreement, a Specified Retention Letter Agreement substantially in the form agreed by Parent and Sapient. See below, “Arrangements with Current Executive Officers and Directors of Sapient—Other Arrangements” for additional details regarding these Specified Retention Letter Agreements. If an executive officer who is a Specified Sapient Executive does not execute the Specified Retention Letter Agreement within 45 days following the execution of the Merger Agreement, receipt by such executive officer of the amounts payable in respect of the cancelation and settlement of Sapient Performance Restricted Stock Units and Sapient Restricted Stock Units held by such executive officer will be conditioned on the executive officer’s continued employment with the Company and its affiliates through the date that the corresponding canceled Sapient Performance Restricted Stock Units and Sapient Restricted Stock Units would otherwise have become vested based on the executive officer’s continued service after the Acceptance Time, subject, in the case of a Specified Sapient Executive who is party to a Change in Control Severance Agreement, to earlier payment upon certain qualifying terminations of employment.

The table below sets forth the number of Sapient Performance Restricted Stock Units, Sapient Restricted Stock Units and vested and unvested Sapient Stock Options owned by each executive officer and director of Sapient as of November 5, 2014. Sapient’s executive officers and directors may continue to engage in transactions involving Shares prior to the Acceptance Time.

Name	Number of Performance Restricted Stock Units(1)	Number of Restricted Stock Units(2)	Number of Vested Stock Options(3)	Number of Unvested Stock Options(3)
Executive Officers
Alan J. Herrick	328,786	547,239	—	—
Joseph S. Tibbetts, Jr.	22,507	113,661	—	—
Alan M. Wexler	44,497	167,826	—	—
Harry “Chip” Register	38,498	137,458	—	—
Joseph A. LaSala, Jr.	15,574	65,271	—	—
Christian Oversohl	—	151,354	—	—
Laurie MacLaren	—	67,160	3,070	—
Preston Bradford	—	69,658	—	—

Directors
James M. Benson	—	6,123	—	—
Jerry A. Greenberg	—	6,123	—	—
Silvia Lagnado	—	6,123	—	—
J. Stuart Moore	—	6,123	—	—
Robert L. Rosen	—	6,123	—	—
Eva M. Sage-Gavin	—	6,123	—	—
Ashok Shah	—	6,123	—	—
Vijay Singal	—	6,123	—	—
Curtis R. Welling	—	6,123	—	—
Hermann Buerger	—	—	—	—

(1)	Each Sapient Performance Restricted Stock Unit will be canceled at the Acceptance Time with the holder of such Sapient Performance Restricted Stock Unit becoming entitled to receive an amount in cash equal to the sum of (A)(1) the Offer Price multiplied by (2) the number of Shares subject to such Sapient Performance Restricted Stock Unit immediately prior to the Acceptance Time (assuming that applicable performance conditions are deemed to be achieved at maximum performance level) and (B) any accrued and unpaid cash dividend equivalents with respect to such Sapient Performance Restricted Stock Unit, without interest and less any required withholding taxes. No dividend equivalents have been granted with respect to the Sapient Performance Restricted Stock Units.

(2)	Each Sapient Restricted Stock Unit will be canceled at the Acceptance Time with the holder of such Sapient Restricted Stock Unit becoming entitled to receive an amount in cash equal to the sum of (A)(1) the Offer Price multiplied by (2) the number of Shares subject to such Sapient Restricted Stock Unit immediately prior to the Acceptance Time and (B) any accrued and unpaid cash dividend equivalents with respect to such Sapient Restricted Stock Unit, without interest and less any required withholding taxes. Dividend equivalents were converted into additional Sapient Restricted Stock Units on the date of payment of the corresponding dividend and are included in the total number of Sapient Restricted Stock Units above. For purposes of the above table only, fractional Restricted Stock Units have been rounded up to the next highest whole number of Restricted Stock Units.
(3)	Each outstanding Sapient Stock Option shall be canceled at the Acceptance Time, with the holder of such canceled Sapient Stock Option becoming entitled to receive an amount in cash equal to the sum of (A) the excess, if any, of (1) the Offer Price over (2) the exercise price per share of Sapient Common Stock subject to such Sapient Stock Option, multiplied by (B) the number of Shares subject to such Sapient Stock Option immediately prior to Acceptance Time, without interest and less any required withholding taxes.

Equity Payments. The table below sets forth the amount of cash payments that each executive officer and director would be entitled to receive in respect of his outstanding Sapient Performance Restricted Stock Units, Sapient Restricted Stock Units and Sapient Stock Options held as of November 5, 2014, assuming (i) all Sapient Performance Restricted Stock Units and Restricted Stock Units held by such individual as of November 5, 2014 remain unvested at the Acceptance Time and such individual receives the Offer Price per Share subject to such Sapient Performance Restricted Stock Units and Sapient Restricted Stock Units as consideration described under “Treatment of Sapient Performance Restricted Stock Units, Sapient Restricted Stock Units and Sapient Stock Options” for such awards (assuming that any applicable performance conditions are deemed to be achieved at maximum performance level); (ii) all Sapient Stock Options held by such individual as of November 5, 2014 remain unexercised at the Acceptance Time and such individual receives the Offer Price per Share subject to such Sapient Stock Options less the per share exercise price as consideration described above under “Treatment of Sapient Performance Restricted Stock Units, Sapient Restricted Stock Units and Sapient Stock Options” for such Sapient Stock Options; (iii) no amount of withholding taxes are applicable to such cash payments; (iv) for purposes of the table below only, fractional Sapient Restricted Stock Units have been rounded up to the next highest whole number of Sapient Restricted Stock Units and (v) that Dr. Oversohl, Ms. MacLaren and Mr. Bradford, each of whom is a Specified Sapient Executive, will have executed a Specified Retention Letter Agreement within 45 days following the execution of the Merger Agreement and that, therefore, the receipt of amounts payable in respect of the cancelation and settlement of their respective Sapient Performance Restricted Stock Units and Sapient Restricted Stock Units is not conditioned on continued service through the date that such Sapient Performance Restricted Stock Units and Sapient Restricted Stock Units would otherwise have vested. Hermann Buerger served as a director of Sapient until May 28, 2014 but is not entitled to any payments in connection with the Transaction other than payments that he will receive in connection with the tender of any Shares that he holds into the Offer or, if not tendered, the conversion of such Shares into the right to receive the Offer Price in connection with the Merger.

Name	Number of Sapient Performance Restricted Stock Units	Cash Amount Payable in Respect of Sapient Performance Restricted Stock Units ($)	Number of Sapient Restricted Stock Units	Cash Amount Payable in Respect of Sapient Restricted Stock Units ($)	Number of Sapient Stock Options	Cash Amount Payable in Respect of Sapient Stock Options ($)
Executive Officers
Alan J. Herrick	328,786	8,219,650	547,239	13,680,975	—	—
Joseph S. Tibbetts, Jr.	22,507	562,675	113,661	2,841,525	—	—
Alan M. Wexler	44,497	1,112,425	167,826	4,195,650	—	—
Harry “Chip” Register	38,498	962,450	137,458	3,436,450	—	—
Joseph A. LaSala, Jr.	15,574	389,350	65,271	1,631,775	—	—
Christian Oversohl	—	—	151,354	3,783,850	—	—
Laurie W. MacLaren	—	—	67,160	1,679,000	3,070	55,107
Preston Bradford	—	—	69,658	1,741,450	—	—

Directors
James M. Benson	—	—	6,123	153,075	—	—
Jerry A. Greenberg	—	—	6,123	153,075	—	—
Silvia Lagnado	—	—	6,123	153,075	—	—
J. Stuart Moore	—	—	6,123	153,075	—	—
Robert L. Rosen	—	—	6,123	153,075	—	—
Eva M. Sage-Gavin	—	—	6,123	153,075	—	—
Ashok Shah	—	—	6,123	153,075	—	—
Vijay Singal	—	—	6,123	153,075	—	—
Curtis R. Welling	—	—	6,123	153,075	—	—
Hermann Buerger	—	—	—	—	—	—

Executive Agreements

Change in Control Severance Agreements. Sapient has entered into Change in Control Severance Agreements with each of its executive officers: Alan J. Herrick (Co-Chairman and Chief Executive Officer), Joseph S. Tibbetts Jr. (Senior Vice President, Chief Financial Officer, Chief Accounting Officer and Treasurer), Alan M. Wexler (Executive Vice President and President—Sapient Nitro), Harry “Chip” Register (Executive Vice President and Managing Director—Sapient Global Markets), Joseph A. LaSala, Jr. (Senior Vice President, General Counsel and Secretary) and Laurie W. MacLaren (Senior Vice President, People and Operations). The Change in Control Severance Agreements entered into by Messrs. Herrick, Wexler and Register have been amended by the Executive Retention Letter Agreements (described below) that they have entered into with the Company and Parent in connection with the Transaction.

Sapient has also entered into a Change in Control Severance Agreement with each of the following individuals who ceased being executive officers in 2013: Christian Oversohl and Preston Bradford. The interests of these individuals in the Transaction are being disclosed in order to comply with applicable SEC disclosure requirements. The Change in Control Severance Agreements entered into by Dr. Oversohl and Mr. Bradford are substantially similar to the Change in Control Severance Agreements entered into by Sapient’s other executive officers.

All Change in Control Severance Agreements including, in the case of Messrs. Herrick, Wexler and Register, as amended by the Executive Retention Letter Agreements (described below), are referred to hereinafter collectively as the “CIC Agreements”.

Under the CIC Agreements, if an executive officer’s employment with Sapient is terminated by Sapient “without Cause” or by the Executive for “Good Reason” within 24 months following a change in control of Sapient (including the consummation of the Offer), Sapient must provide the executive with the following termination payments and benefits:

•	A cash lump-sum payment (generally payable prior to the fifth day after the date of termination) equal to:

i.	in the case of Mr. Tibbetts, 2.0 times the sum of (A) annual base salary in effect immediately prior to the date of termination (or, if higher, annual base salary immediately prior to the first occurrence of circumstances permitting termination for Good Reason) and (B) target annual bonus for the year of termination (or, if higher, target annual bonus for the fiscal year in which the circumstances permitting Good Reason termination occur);

ii.	in the case of Messrs. Herrick, Wexler, Register and LaSala and Dr. Oversohl, 1.5 times the sum of (A) annual base salary in effect immediately prior to the date of termination (or, if higher, annual base salary immediately prior to the first occurrence of circumstances permitting termination for Good Reason) and (B) target annual bonus for the year of termination (or, if higher, target annual bonus for the fiscal year in which the circumstances permitting Good Reason termination occur); and

iii.	in the case of Ms. MacLaren and Mr. Bradford, 1.0 times the sum of (A) annual base salary in effect immediately prior to the date of termination (or, if higher, annual base salary immediately prior to the first occurrence of circumstances permitting termination for Good Reason) and (B) target annual bonus for the year of termination (or, if higher, target annual bonus for the fiscal year in which the circumstances permitting Good Reason termination occur).

•	Continued life, health and accident insurance coverage at a level no less favorable than that in effect immediately prior to termination (or, if more favorable, immediately prior to the first occurrence of circumstances constituting Good Reason), at no greater after-tax cost than during employment, during the following periods:

i.	in the case of Mr. Tibbetts, 24 months immediately following termination of employment;

ii.	in the case of Messrs. Herrick, Wexler, Register and LaSala, and Dr. Oversohl, 18 months immediately following termination of employment; and

iii.	in the case of Ms. MacLaren and Mr. Bradford, 12 months immediately following the date of termination.

•	Pro-rata target annual bonus for the year of termination, generally payable prior to the fifth day after the date of termination.

•	Outplacement benefits for up to 24 months after the date of termination.

•	Accelerated vesting of equity awards, with vested options remaining outstanding after termination of employment during the following periods:

i.	in the case of Mr. Tibbetts, 24 months immediately following termination of employment;

ii.	in the case of Messrs. Herrick, Wexler, Register and LaSala, and Dr. Oversohl, 18 months immediately following termination of employment; and

iii.	in the case of Ms. MacLaren and Mr. Bradford, 12 months immediately following the date of termination.

However, as described above under “Treatment of Sapient Performance Restricted Stock Units, Sapient Restricted Stock Units and Sapient Stock Options”, pursuant to the Merger Agreement, all the executive officers’ Sapient equity awards will be canceled at the Acceptance Time in exchange for the right to receive a cash payment.

•	In the case of Dr. Oversohl, continuation of the following benefits for applicable periods following termination of employment: transportation allowance, health insurance allowance, cost of living allowance, school cost allowance for Dr. Oversohl’s children, housing allowance (including property management fee), tax planning allowance and contributions to the German national pension support fund.

Under the CIC Agreements, the executives (other than Dr. Oversohl) are subject to a cutback of their payments if such payments trigger the golden parachute excise tax under Section 4999 of the Internal Revenue Code of 1986, as amended, and cutback of the payments to avoid the excise tax would result in greater after-tax payments to the executive.

Each of the executives has entered into confidentiality and fair competition agreements pursuant to which the executives are subject to a perpetual confidentiality covenant and certain restrictive covenants that are generally in effect until the first anniversary of the executive’s termination of employment.

For purposes of determining an executive officer’s eligibility for termination payments and benefits, “Cause” has the meaning given to such term under the applicable CIC Agreement and “Good Reason” has the meaning given to such term under the applicable CIC Agreement as modified, in the case of Messrs. Herrick, Wexler and Register, by the Executive Retention Letter Agreements.

Executive Retention Letter Agreements. In connection with the execution of the Merger Agreement, Messrs. Herrick, Wexler and Register entered into retention letter agreements with Parent and Sapient, which are filed as exhibits (e)(4), (e)(5) and (e)(6) hereto, respectively, (each, an “Executive Retention Letter Agreement”), which will become effective upon the Acceptance Time. Each Executive Retention Letter Agreement provides that the executive will continue employment with Parent for a period of three years after the Acceptance Time and will continue in his current role in a new Parent division to be named Publicis.Sapient, which will consist of Sapient and other related businesses of Parent. Mr. Herrick will serve as Chief Executive Officer of Publicis.Sapient, Mr. Wexler will serve as President of SapientNitro and Mr. Register will serve as President of Global Markets of Publicis.Sapient.

Under the Executive Retention Letter Agreements, each executive will generally receive compensation and benefits that are no less favorable than those provided by the Company prior to the Acceptance Time. Each Executive Retention Letter Agreement provides that each executive’s existing CIC Agreement with Sapient will remain in effect, though the terms of the Executive Retention Letter Agreement modify the definition of Good Reason under the CIC Agreements to more appropriately reflect each executive’s new role in Publicis.Sapient and the new compensation arrangements.

Under the Executive Retention Letter Agreements, each executive will receive severance equal to one times the executive’s base salary and annual target bonus if the executive’s employment is terminated without Cause or for Good Reason more than 24 months after the Acceptance Time. Such severance will generally be payable in a lump sum no later than 30 days after termination of employment.

The Executive Retention Letter Agreement supersedes any employment agreement between Sapient and the executive. However, the Confidentiality Agreement and Fair Competition Agreement signed by each executive will remain in full force and effect, but the restrictions thereunder are modified by the Executive Retention Letter Agreement so that such restrictions will also inure to the benefit of Parent and its subsidiaries.

Aggregate Cash Severance. The table below summarizes the aggregate potential cash severance that each executive officer could be entitled to receive from Sapient if the Offer is consummated and the executive officer’s employment is terminated by Sapient without Cause or by the executive for Good Reason (such terminations, together, a “Qualifying Termination”) at the Acceptance Time under the CIC Agreements, as described above. Potential cash severance payments shall consist of a “Base Salary Component”, a “Target Annual Bonus Component” and a “Pro-Rata Target Bonus Component”. For purposes of calculating such aggregate potential severance payments, we have assumed that the Acceptance Time occurs on November 5, 2014 and that each executive officer and director experiences a Qualifying Termination on that date. The table below does not reflect potential severance payments under the Executive Retention Letter Agreements because any such severance payments will be payable only if the Qualifying Termination occurs after the second anniversary of the Acceptance Time and the amount of such severance payments are less than that the payments contemplated under the CIC Agreements.

Aggregate Cash Severance

Name	Base Salary Component ($)(2)	Target Annual Bonus Component ($)(3)	Pro Rata Target Bonus Component ($)(4)	Aggregate Cash Severance ($)(1)
Executive Officers
Alan J. Herrick	1,029,600	1,459,458	810,810	3,299,868
Joseph S. Tibbetts, Jr.	834,000	636,000	265,000	1,735,000
Alan M. Wexler	697,500	637,500	354,167	1,689,167
Harry “Chip” Register	570,000	547,500	304,167	1,421,667
Joseph A. LaSala, Jr.	552,000	315,000	175,000	1,042,000
Christian Oversohl(5)	565,101	449,183	249,546	1,263,830
Laurie W. MacLaren	265,000	175,000	145,833	585,833
Preston Bradford	265,000	160,000	133,333	558,333

(1)	In accordance with the terms of the CIC Agreements, each executive officer is entitled to the following severance in the event of a Qualifying Termination within 24 months following the Acceptance Time: (i) a cash lump-sum payment equal to 1.5 times (2 times in the case of Mr. Tibbetts and 1 times in the case of Ms. MacLaren and Mr. Bradford) the executive officer’s annual base salary in effect on the date of the termination, (ii) 1.5 times (2 times in the case of Mr. Tibbetts and 1 times in the case of Ms. MacLaren and Mr. Bradford) target annual bonus in effect on the date of the termination and (iii) a pro-rata target bonus for the year of termination. These calculations assume that no tax withholding is applicable to any of the cash severance payments.
(2)	These calculations assume each executive officer’s salary remains the same as the salary in effect on November 5, 2014.
(3)	This calculation assumes each executive officer’s target bonus remains the same as the target bonus in effect on November 5, 2014.
(4)	These calculations assume each executive officer’s target bonus remains the same as the target bonus in effect on November 5, 2014. The CIC Agreements provide for a pro-rata bonus payment equal to the executive officer’s target bonus multiplied by a fraction, the numerator of which is the number of full months and fractional portion of a month that elapse prior to the date of termination and the denominator of which is the total number of months contained in such performance period. Each executive officer’s pro-rata bonus relates to a calendar year performance period. For purposes of the table above, the Pro-Rata Target Bonus Component has been calculated by reference to the number of completed months that have elapsed during the performance period prior to the date of termination and therefore equals the executive officer’s target bonus multiplied by 10/12, the number of completed months during the calendar year prior to November 5, 2014.
(5)	As Dr. Oversohl is compensated in Singapore Dollars (SGD), for purposes of this table his cash compensation was converted from SGD to US Dollars (USD) using the SGD to USD exchange rate of $0.7756 in effect on November 5, 2014.

Golden Parachute Compensation

In accordance with Item 402(t) of Regulation S-K, the table below shows the compensation that could become payable to each of Sapient’s named executive officers, and that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC rules.

The table below summarizes the potential severance, unvested equity award and other payments that each named executive officer could be entitled to receive from Sapient if the Offer is consummated and, with respect to payments under the CIC Agreements, the named executive officer incurs a Qualifying Termination at or following the Acceptance Time, as described above. For purposes of calculating such potential payments, we have assumed that (i) the Acceptance Time occurs on November 5, 2014 and each named executive officer experiences a Qualifying Termination on that date; (ii) all Performance Restricted Stock Units held by such individual as of November 5, 2014 remain unvested at the Acceptance Time and will be settled based on the Offer Price and assuming that applicable performance conditions are deemed to be satisfied at maximum levels; and (iii) all Sapient Restricted Stock Units (which includes Sapient Performance Restricted Stock Units for which the performance period is complete and that are therefore subject only service-based vesting) held by such individual as of November 5, 2014 remain unvested at the Acceptance Time and such individual receives the Offer Price described under “Treatment of Sapient Performance Restricted Stock Units, Sapient Restricted Stock Units and Sapient Stock Options” for such awards. The calculations in this table assume an Offer Price equal to $25.00 per share and that no tax withholding is applicable to any amounts payable to the named executive officers. The calculations in this table further assume that fractional Sapient Restricted Stock Units have been rounded up to the next highest whole number of Sapient Restricted Stock Units.

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Other ($)(4)	Total ($)
Named Executive Officers
Alan J. Herrick	3,299,868	21,900,625	17,475	100,000	25,317,968
Joseph S. Tibbetts, Jr.	1,735,000	3,404,200	23,300	100,000	5,262,500
Alan M. Wexler	1,689,167	5,308,075	17,475	100,000	7,114,717
Harry “Chip” Register	1,421,667	4,398,900	17,475	100,000	5,938,042
Joseph A. LaSala, Jr.	1,042,000	2,021,125	17,475	100,000	3,180,600
Christian Oversohl(5)	1,263,830	3,783,850	325,169	100,000	5,472,849

(1)	These amounts equal the aggregate cash severance payments provided to the executive officers under the terms of the CIC Agreements as set forth in the table above under the heading “Aggregate Cash Severance”. As described in more detail in the table above under the heading “Aggregate Cash Severance”, the cash payments under the CIC Agreements are “double-trigger” benefits and will generally be paid within five days after a Qualifying Termination.
(2)	These amounts represent the aggregate amount payable pursuant to the Merger Agreement to each named executive officer in respect of unvested Sapient Performance Restricted Stock Units and Sapient Restricted Stock Units held as of November 5, 2014, the latest practicable date before the filing of this Schedule 14D-9 as set forth in more detail in the table above under “Effect of the Offer and the Merger on Sapient’s Outstanding Equity Securities—Equity Payments”. Such unvested Sapient Performance Restricted Stock Units and Restricted Stock Units are valued based on the Offer Price of $25.00 per Share and, in the case of Performance Restricted Stock Units, assume all applicable performance conditions associated with each such award are deemed to be satisfied at maximum performance levels. Payments in respect of Sapient Performance Restricted Stock Units and Sapient Restricted Stock Units are single-trigger payments.
(3)

These amounts represent the estimated gross premiums to be paid by Sapient to provide each executive officer with continued welfare benefits for the 18-month period (24 months in the case of Mr. Tibbetts) following a Qualifying Termination, which is assumed to occur on November 5, 2014, based on the cost of benefits they were receiving as of such date. Such welfare benefits continuation will be reduced to the extent provided to the named executive officer by a subsequent employer. Such premiums are “double-trigger” benefits that will be provided to a named executive officer only if such named executive officer experiences a Qualifying Termination on or within 24 months after the Acceptance Time. The amounts provided to Dr. Oversohl also consist of the following: (i) welfare benefits continuation premiums—$6,446; (ii) transportation allowance—$21,583; (iii) cost of living allowance—$21,583; (iv) school cost allowance—$45,776; (v) housing allowance—$154,883; (vi) tax planning allowance—$35,485 and (vii) contribution to German national pension support fund—$39,413.
(4)	These amounts reflect an estimate of the cost of the outplacement benefits each named executive officer is entitled to receive under CIC Agreements, in each case upon a Qualifying Termination following the Acceptance Time. Such benefits are “double-trigger” benefits that will be provided to a named executive officer only if such named executive officer experiences a Qualifying Termination on or after the Acceptance Time.
(5)	As Dr. Oversohl is compensated in Singapore Dollars (SGD), for purposes of this table his cash compensation was converted from SGD to USD using the SGD to USD exchange rate of $0.7756 in effect on November 5, 2014.

Continuing Employee Benefits

Pursuant to the Merger Agreement, Parent has agreed that, for a period of 18 months following the Merger Effective Time, it will provide or cause the Surviving Company to provide, to each individual who is employed by Sapient or any of its subsidiaries immediately prior to the Merger Effective Time (each, a “Sapient Employee”) and remains employed following the Merger Effective Time (i) a base salary or hourly wage rate, as applicable, that is no less favorable than that provided to such Sapient Employee by Sapient or its subsidiaries immediately prior to the Merger Effective Time, (ii) severance benefits that are no less favorable than those provided to such Sapient Employee by Sapient or its subsidiaries immediately prior to the Merger Effective Time, (iii) short-term and long-term incentive opportunities that are no less favorable in the aggregate than those provided to such Sapient Employee by Sapient and its subsidiaries immediately prior to the Merger Effective Time (taking into account for such purposes performance conditions and risk); provided that each Sapient Employee who, immediately prior to the Merger Effective Time, has a title that is at the level of vice-president of Sapient or above shall be provided with long-term incentives in the form of equity compensation in respect of Parent common stock and (iv) employee benefits that are substantially comparable to those provided to similarly situated employees of Parent and its affiliates.

Parent has also agreed that, with respect to any employee benefit plan maintained by Parent or its subsidiaries (including any vacation, paid time-off and severance plans), Parent shall provide each Sapient Employee with service credit for all purposes, including determining eligibility to participate, level of benefits, vesting, benefit accruals and early retirement subsidies, subject to certain customary exclusions.

In addition, Parent has agreed that each Sapient Employee shall be immediately eligible to participate, without any waiting time, in any and all welfare plans of Parent and its subsidiaries to the extent coverage under any such plan replaces coverage under a comparable plan in which such Sapient Employee participates immediately prior to the Merger Effective Time and, with respect to any welfare plan maintained by Parent or any of its subsidiaries in which any Sapient Employee is eligible to participate after the Merger Effective Time, Parent has agreed to use commercially reasonable efforts to, and cause the Surviving Company to:

•	waive all limitations as to preexisting conditions and exclusions and waiting periods and actively-at-work requirements with respect to participation and coverage requirements applicable to such Sapient Employees and their eligible dependents and beneficiaries, to the extent such limitations were waived, satisfied or did not apply to such Sapient Employees or eligible dependents or beneficiaries under the corresponding welfare plan of Sapient or its subsidiaries in which such Sapient Employees participated immediately prior to the Merger Effective Time, and

•	provide Sapient Employees and their eligible dependents and beneficiaries with credit for any co-payments and deductibles paid prior to the Merger Effective Time in satisfying any analogous deductible or out-of-pocket maximum requirements to the extent applicable under any such plan.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Indemnification and Exculpation of Directors and Officers

Under Section 145 of the DGCL, Sapient has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended.

The Merger Agreement provides that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Merger Effective Time (and rights to advancement of expenses) in existence on the date of the Merger Agreement in favor of any person who is, or prior to the Merger Effective Time becomes, or has been at any time prior to the date of the Merger Agreement, a director, officer, employee or agent (including as a fiduciary with respect to an employee benefit plan) of Sapient, any of its subsidiaries or any of their respective predecessors (each, an “Indemnified Party”) as provided in the Sapient certificate of incorporation, the Sapient by-laws, the organizational documents of any Sapient subsidiary or any indemnification agreement between such Indemnified Party and Sapient or any of its subsidiaries in effect as of the date of the Merger Agreement (i) will be assumed by the Surviving Company, (ii) will survive the Merger, (iii) will continue in full force and effect in accordance with their terms with respect to any claims against any such Indemnified Party arising out of such acts or omissions and (iv) will not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.

Without limiting the above, from and after the closing of the Offer, Parent has agreed to cause the Surviving Company, to the fullest extent permitted by applicable law, to indemnify and hold harmless each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including advancement of reasonable attorney’s fees and expenses to the fullest extent permitted by applicable law upon receipt of any undertaking required by applicable law), judgments, fines and amounts paid in settlement of or in connection with any threatened or actual legal proceeding pertaining to (i) the fact that the Indemnified Party is or was a director, officer, employee or agent (including as a fiduciary with respect to an employee benefit plan) of Sapient, any of its subsidiaries or any of their respective predecessors or (ii) the Merger Agreement or any of the transactions contemplated thereby, whether in any case asserted or arising before or after the Merger Effective Time. The Merger Agreement also contains certain customary provisions regarding control of the defense and settlement of legal proceedings subject to such indemnification.

The Merger Agreement permits Sapient to obtain at or prior to the Merger Effective Time, and requires Parent to maintain after the Acceptance Time, prepaid or “tail” directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Merger Effective Time for the period beginning at the Acceptance Time and ending six years from the Merger Effective Time, covering each Indemnified Party and containing terms (including with respect to coverage and amounts) and conditions (including with respect to deductibles and exclusions) that are, individually and in the aggregate, no less favorable to any Indemnified Party than those of Sapient’s directors’ and officers’ liability insurance policies in effect on the date of the Merger Agreement. In the event Sapient does not obtain such “tail” insurance policies, then, for the period beginning upon the acceptance for payment of, and payment by Purchaser for, any Shares pursuant to the Offer and ending six years from the Merger Effective Time, Parent will maintain in effect Sapient’s directors’ and officers’ insurance policies in effect at the Merger Effective Time in respect of acts or omissions occurring at or prior to the Merger Effective Time. Notwithstanding the foregoing, regardless of whether Sapient obtains the “tail” policy, neither the “tail” policy nor the annual premiums for insurance policies paid by Parent shall exceed an aggregate annual premium for such insurance in excess of 300% of the annual premium currently paid by Sapient for such insurance.

Other Arrangements

To the best knowledge of Sapient, except for certain agreements described in this Schedule 14D-9 between Sapient and its executive officers and directors, no material employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of Sapient, on the one hand, and Parent, Purchaser or Sapient, on the other hand, exists as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Sapient entering into any such agreement, arrangement or understanding.

As part of planning for the integration of Sapient and Parent, Parent wishes to retain the services of the Specified Sapient Executives, including the following current or former executive officers of Sapient: Dr. Oversohl, Ms. MacLaren and Mr. Bradford. Parent proposes to enter into Specified Retention Letter Agreements with the Specified Sapient Executives no later than 45 days following the execution of the Merger Agreement. Under the Specified Retention Letter Agreements, the Specified Sapient Executive will continue employment through the second anniversary of the Acceptance Time, subject to earlier termination by Parent or the Specified Sapient Executive. Parent has proposed that, under the Specified Retention Letter Agreements, a Specified Sapient Executive will generally receive compensation and benefits that are no less favorable than those provided by the Company prior to the Acceptance Time as well as, in the case of Specified Sapient Executives who have not entered into a Change in Control Severance Agreement with the Company, severance equal to two weeks of base salary for each completed year of service (with a minimum of six month’s severance) upon termination by Parent without Cause or by the Specified Sapient Executive for Good Reason (each, as defined under the Specified Retention Letter Agreement). Specified Sapient Executives would generally be subject to a one-year non-competition covenant after termination of employment.

ITEM	4. THE SOLICITATION OR RECOMMENDATION

Solicitation or Recommendation

At a meeting held on November 1, 2014, after careful discussion and consideration, the Board unanimously (i) approved the Merger Agreement and declared the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement to be advisable and fair to, and in the best interests of, Sapient and its stockholders; (ii) resolved that the Merger shall be governed by, and effected without a stockholders’ meeting pursuant to, Section 251(h) of the DGCL and that such Merger shall be consummated as soon as practicable following the closing of the Offer; and (iii) recommended that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer.

Background of the Merger Agreement; Reasons for Recommendation

Background of the Merger Agreement

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation among the Board or the representatives of Sapient and other parties.

The Company’s management and the Board regularly review the Company’s performance and prospects in light of its business and developments in the digital advertising and marketing, e-commerce, technology and consulting industries. These reviews have included consideration, from time to time, of potential strategic transactions to enhance stockholder value, including review of potential acquisition opportunities. Such reviews have been accompanied by periodic conversations between senior executives of the Company and their counterparts at other companies in such industries, including Parent and Company A, regarding such potential transactions and opportunities, including in the case of Parent periodic preliminary meetings between Mr. Herrick and Mr. Maurice Lévy, Chief Executive Officer and Chairman of Parent, since 2011, without, until mid-2014, any specific proposals being made nor any specificity regarding valuation or any other terms.

In early August 2013, following announcement by Parent of its proposed business combination transaction with Omnicom Group Inc., the Chief Executive Officer of Company A expressed to a representative of the Company his interest in discussing the potential benefits of a transaction with the Company. In late August 2013, representatives of Company A communicated to a representative of the Company further detail about their thinking regarding the benefits of a transaction between the two companies, and suggested a meeting be arranged between the CEO of Company A and Mr. Herrick. On September 26, 2013, the CEO of Company A met with Mr. Herrick and they discussed the potential for a business combination transaction. No specific proposals were made nor was there any indication as to valuation of the Company. In early December, the CEO of Company A suggested that another meeting be scheduled to continue their discussions. Mr. Herrick agreed that they should meet again after the holidays at a time to be proposed by the CEO of Company A.

In late April 2014, the CEO of Company A contacted Mr. Herrick to arrange the follow-up meeting. On May 29, 2014, the CEO of Company A and Mr. Herrick met in New York. Their conversation focused on industry trends and developments. Again no specific proposals were made nor was there any indication as to valuation of the Company.

At periodic intervals from the Fall of 2013 through early June of 2014, a representative of a private equity sponsor suggested to Mr. Herrick that the Company consider a “going private” transaction, however the Board did not elect to pursue such a transaction.

In June 2014, a representative of Bank of America Merrill Lynch (“BofA Merrill Lynch”) contacted Mr. Herrick on behalf of Parent, indicating Parent’s interest in meeting to discuss a potential strategic opportunity.

On July 23, 2014, Mr. Lévy and Mr. Herrick met in London. During this meeting, Mr. Lévy told Mr. Herrick that he saw significant strategic benefits from a business combination with the Company, and that Parent was interested in pursuing this seriously. Following the meeting, on July 29, 2014, Mr. Lévy followed up to express his desire to facilitate further discussions with Mr. Herrick on the topic of a potential sale, noting again his belief that there was a compelling strategic rationale for the proposed transaction. He noted that Parent would be prepared to acquire the Company in an all cash transaction, and, without making a specific proposal as to price, Mr. Lévy indicated that Parent would be prepared in the near term to make a more concrete proposal at a favorable valuation.

On August 13, 2014, a meeting of the Board was convened. At the meeting, the General Counsel of the Company, Mr. Joseph A. LaSala, Jr., reviewed the Board’s fiduciary duties in connection with its evaluation of an approach concerning a potential business combination transaction and Mr. Herrick updated the Board on his recent conversations with each of Mr. Lévy and the CEO of Company A. Following discussion, the Board concluded that while it continued to view remaining independent as the best path for the Company and its stockholders, it would be beneficial to continue to explore Mr. Lévy’s proposal to determine whether a potential transaction with Parent could be attractive to the Company and its stockholders, and it authorized Mr. Herrick to proceed with further discussions. During the following weeks, in addition to formal board meetings, Mr. Herrick periodically briefed and received input from several board members as to the discussions with Mr. Lévy.

Over the course of the remainder of August 2014, Mr. Herrick and Mr. Lévy remained in communication, discussing, among other things, the digital advertising and marketing industries and the potential benefits of a business combination of their respective companies, how an integration of the Company into Parent could be accomplished to best achieve such benefits, including retention of critical talent through such a transition, and leadership of the business unit going forward.

On August 25, 2014, Mr. Lévy provided Mr. Herrick with an overview of the potential benefits of a potential transaction for both companies, noting that while he believed the market price of the Company already reflected a full value, his evaluation of the strategic and transformative nature of such a combination would support a valuation at a premium to that market price. On August 26, 2014, Mr. Herrick responded to Mr. Lévy noting Mr. Herrick’s view of the potential benefits to Parent of a potential transaction with the Company. He also noted that while the Company was not for sale and these conversations were merely exploratory, he disagreed that the market price of the Company already reflected full value.

On September 1, 2014, Mr. Lévy indicated to Mr. Herrick Parent’s interest in pursuing a transaction in which Parent would acquire the Company in an all-cash transaction at $20.00 per share. Mr. Herrick, following consultation with several Board members, responded to Mr. Lévy that there would be no interest in any further engagement at that price.

On September 7, 2014, Mr. Lévy responded to Mr. Herrick that based upon their discussions and his expectations of what would likely be confirmed in due diligence, Parent could increase its valuation to $21.00 per share in cash with the ability to move expeditiously.

On September 10, 2014, at a regular session of the Board, Mr. Herrick informed the directors of the most recent proposal from Mr. Lévy and received guidance as to the appropriate response. On September 15, 2014, Mr. Herrick and Mr. Lévy communicated by telephone, with Mr. Herrick reiterating that the Company was not for sale, that the Board was very enthusiastic about the Company’s standalone prospects and that there would be no interest in a transaction at the valuation he proposed. Mr. Lévy asked Mr. Herrick about his price expectations, and Mr. Herrick again noted that since the Company was not for sale, it would require something compelling to change the path forward for the Company. Mr. Herrick expressed his view that, based on discussions with the Board, a price that was at least in the mid-$20.00’s per share would be required to garner any interest from the Board. On September 16, 2014, Mr. Herrick and Mr. Lévy again communicated by telephone to continue their discussion.

On September 22, 2014, Mr. Herrick and Mr. Lévy met at the offices of BofA Merrill Lynch in New York. Mr. Herrick again indicated to Mr. Lévy, among other things, that the $21.00 per share price quoted by Mr. Lévy was far below that at which the Board would consider pursuing a sale, and reiterated that a price in the mid-$20.00’s per share would be required to garner interest from the Board. They also discussed other strategic elements of a potential combination, including potential synergies, the importance of retaining key talent, including Mr. Herrick, and the potential that Mr. Jerry A. Greenberg, one of the founders of the Company, could join the supervisory board of Parent.

On September 23, 2014, the Company formally retained both Goldman, Sachs & Co. (“Goldman Sachs”) and Blackstone Advisory Partners L.P. (“Blackstone”) as financial advisors to the Company with respect to a potential strategic transaction, each of which was familiar with the Company as a result of its ongoing historical relationship with the Company. Also on September 23, Mr. Herrick and Mr. Lévy communicated again, with Mr. Herrick underscoring that significant movement on valuation would be required to proceed beyond the discussions they had been having.

On September 26, 2014, Mr. Lévy made a revised proposal to Mr. Herrick stating, among other things, that based upon their discussions to date and Parent’s view as to the transformational nature of the combination, Parent would be prepared to raise its offer to $23.00 per share in cash for all the outstanding equity of the Company. Mr. Lévy noted that securing a commitment from Mr. Herrick and certain other key people was viewed by himself and the supervisory board of Parent as essential for the future of the combined company. He also noted that his proposal was not subject to any financing contingency.

On September 29, 2014, the Company retained Cravath, Swaine & Moore LLP (“Cravath”), as legal counsel.

On September 30, 2014, the Board held a telephonic meeting at which Mr. Herrick updated the Board on recent developments in his conversations with Mr. Lévy, including the latest offer of $23.00 per share. Mr. LaSala again reviewed the Board’s fiduciary duties in connection with its evaluation of an approach concerning a potential business combination transaction. Advisors from Goldman Sachs and Blackstone presented valuation analyses of the Company using various methodologies, and provided an overview of other potential acquirors of the Company, explaining to the Board their views as to the likelihood that these other potential acquirors would be interested in pursing a transaction with the Company at the price then offered by Parent. Following discussion, the Board directed Mr. Herrick to advise Mr. Lévy that the Board would not be supportive of a transaction at $23.00 per share, and to indicate that, without making a determination to sell the Company or as to the value that would be acceptable, the Board’s consensus view was that an offer in the mid-$20.00’s per share would be necessary to elicit serious consideration by the Board.

In early October, the CEO of Company A contacted Mr. Herrick and suggested they plan to reconnect at a mutually convenient time. Mr. Herrick responded that he would be willing to meet, but no specific time was set at that time. The CEO of Company A subsequently contacted Mr. Herrick at the end of October to seek to set a date for the meeting and Mr. Herrick agreed they should find a mutually agreeable date.

On October 6, 2014, Mr. Herrick telephoned Mr. Lévy and advised him that the Board would not be supportive of a transaction at $23.00 per share, reiterating many of the comments he had made in previous conversations. Mr. Herrick also indicated that based on discussions with individual directors it was his view that a price of at least $25.00 per share would be required to win engagement of the Board. Mr. Lévy declined to raise Parent’s offer.

During subsequent conversations between Mr. Herrick and Mr. Lévy over the ensuing days, Mr. Lévy reiterated that his offer of $23.00 per share was a very full offer and a very high premium to the Company’s market price. Mr. Herrick again noted that the Company was not for sale, and that in his view it would take a price of at least $25.00 per share to win engagement of the Board. Ultimately, Mr. Lévy informed Mr. Herrick that he would take this back to his board and revert after his board meeting as to whether there was anything further to discuss.

On October 21, 2014, Mr. Lévy contacted Mr. Herrick and advised him that after significant deliberation the supervisory board of Parent had authorized him to increase its offer to $25.00 per share for the Company, subject to the condition that they begin engagement immediately and move toward an announcement on an expedited timetable. Mr. Herrick told Mr. Lévy that he would inform the Board of this offer. During the course of the conversation, Mr. Lévy also stated that any leak in advance of announcement of a definitive agreement would be highly detrimental to both companies and could jeopardize negotiations.

A meeting of the Board was held telephonically on October 22, 2014, with representatives of management, Goldman Sachs, Blackstone and Cravath participating. Mr. Herrick provided the Board with an update on discussions with Mr. Lévy, including the revised offer of $25.00 per share. A representative of Cravath then reviewed the Board’s fiduciary duties in connection with its evaluation of the offer and the potential determination to pursue a sale of the Company and other legal matters. The representatives of Blackstone and Goldman Sachs then each presented to the Board their financial analysis based on a number of valuation methodologies and the financial forecasts provided to Goldman Sachs and Blackstone by the Company.

The Board considered, with the advice of its financial and legal advisors, other potential acquirors for the Company and whether any such party would be likely to exceed the price and pricing multiple represented by Parent’s proposal, as part of its discussion as to whether it would be advisable at this point to solicit other parties for their interest in an acquisition of the Company. The Board also considered the impact of deal protection provisions that would likely be a part of a negotiated merger agreement with Parent on the ability and willingness of a potential acquiror to make an offer for the Company after an agreement was signed with Parent. The Board also discussed the increased risk of a leak that such solicitations would entail and the risk that such a leak would pose to the business of the Company both with respect to retention of key talent and key clients, as well as to the viability of a potential transaction with Parent, particularly in light of Mr. Lévy’s concern, expressed on numerous occasions to Mr. Herrick, about the impact of a leak on Parent’s willingness to pursue an acquisition. Following discussion, the Board determined that the potential benefits of soliciting interest in a potential alternative transaction at that time were outweighed by, among other things, the risk that a leak or an extension of the timeline with Parent would cause Parent to withdraw its offer, which the Board deemed highly attractive. The Board also discussed the potential parameters of deal protection provisions that Parent could request, including the pros and cons of a “go shop” versus a “no shop” with a fiduciary out and the size of the termination fee, providing guidance as to the initial proposal to be made on such points to Parent.

Following further discussion, the Board authorized Mr. Herrick to advise Mr. Lévy that the Board was willing to allow Parent to commence full due diligence and to proceed to negotiation of a definitive merger agreement with Parent on the basis of its $25.00 per share offer price. The Board further directed Mr. Herrick to advise Mr. Lévy that closing certainty would be a key focus of the Board.

Following the Board meeting, Mr. Herrick advised Mr. Lévy of the Board’s decision and requested that Mr. Lévy provide him with a detailed plan for the conduct of the due diligence requested by Parent. Mr. Lévy replied on October 23, 2014, with a list of Parent’s due diligence requests.

Later on October 23, 2014, Cravath provided Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”), outside counsel to Parent, with a draft confidentiality agreement, which was negotiated over the next two days. On October 25, 2014, Wachtell Lipton noted that Parent would require a 30-day exclusivity agreement as a predicate to engaging in negotiations. Cravath informed Wachtell Lipton that the Company was not prepared to agree to exclusivity. Later that day, the confidentiality agreement was executed without an exclusivity provision. Following the execution of the confidentiality agreement, the Company began to provide Parent with due diligence access.

Later in the day on October 25, 2014, Cravath sent a draft merger agreement to Wachtell Lipton. The initial draft included, among other things, a proposed termination fee of 1.0% of the Company’s deal equity value, which would be payable by the Company upon, among other events, the Company’s termination of the merger agreement to accept a superior proposal. That evening, senior management teams from the Company and Parent, including Mr. Lévy and Mr. Herrick, met for dinner in New York.

On October 26 and 27, 2014, the senior management team from Parent, including Mr. Lévy, met at the offices of Goldman Sachs in New York for presentations by the Company’s management in connection with Parent’s due diligence process.

Also on October 27, Wachtell Lipton advised Cravath that Parent would require, among other things, a termination fee of 5% of deal equity value, a five-business day match right, and a support agreement from each of the Company’s founders and from the members of its Board and senior management, which support agreement would include a provision precluding such stockholders from voting in favor of an alternative transaction for a period of 12 months following termination of the merger agreement.

On October 28, 2014, Wachtell Lipton sent a revised draft of the merger agreement and an initial draft of a support agreement to Cravath, which reflected the terms proposed by Wachtell Lipton on October 27. Following receipt of this revised draft and in the ensuing days, representatives of Cravath and Wachtell Lipton and senior management of both companies held numerous discussions regarding the terms of the merger agreement, including with respect to, among other things, the restrictions on the Company’s ability to respond to unsolicited proposals, the parameters around match rights for Parent, the size of the termination fee and provisions with respect to deal certainty and conditionality.

On October 29, 2014, Cravath sent revised drafts of the merger agreement and support agreement to Wachtell Lipton reflecting, among other things, a termination fee of 2.0% of deal equity value, a two-business day match right, and a support agreement with the two Company founders, which support agreement would terminate automatically upon termination of the merger agreement.

On October 30, 2014, Wachtell Lipton sent revised drafts of the merger agreement and support agreement to Cravath, reflecting, among other things, a termination fee of 3.75% of deal equity value, a four-business day match right and accepting that the support agreements would terminate automatically upon termination of the merger agreement, while requesting that such support agreements be executed not only by the two Company founders but also by senior management. Wachtell Lipton also noted that securing retention agreements from certain key executives, including Mr. Herrick, would be a precondition to signing the merger agreement.

On October 30, 2014, the Board held a meeting at the offices of Cravath, with members of management and representatives of Blackstone, Goldman Sachs and Cravath participating. Mr. Herrick provided the Board with an overview of the status of discussions with Parent. Mr. Herrick also noted, among other things, Mr. Lévy’s continued expression of concern over the potential disruption to the negotiation that a leak of a potential transaction would cause. Mr. Herrick also advised the Board of a contact that morning from the CEO of Company A seeking to set a date for their next meeting. The Board again discussed the potential benefits and risks of soliciting a proposal from any other potentially interested parties, including Company A, at this stage.

Representatives of Cravath then reviewed the Board’s fiduciary duties in connection with its evaluation of the potential transaction with Parent and a potential determination to pursue a sale of the Company, as well as other legal matters. Representatives of Cravath also provided the directors with an update on the status of negotiations of the material terms of the merger agreement and support agreement, including with respect to, among other things, the terms of the “no-shop” and “fiduciary out” provisions, the size of the termination fee, the termination provisions of the support agreement and the provisions with respect to deal certainty and conditionality. In addition, representatives from Cravath reviewed the impact of the proposed transaction on existing equity and change-of-control arrangements with senior management and the request from Parent for certain retention arrangements, including with Mr. Herrick, to be executed as a precondition to entering into a merger agreement with the Company, and the proposal for Mr. Greenberg to join the supervisory board of Parent.

The representatives of Blackstone and Goldman Sachs then each presented to the Board their financial analyses based on a number of valuation methodologies and the financial forecasts provided to Goldman Sachs and Blackstone by the Company. The financial advisors also reviewed again other potential acquirors for the Company, explaining to the Board their views as to the likelihood that these other potential acquirors would exceed the price and pricing multiple represented by Parent’s proposal. The Board also considered again the impact of potential deal protection provisions on the ability and willingness of a potential acquiror to make an offer for the Company after an agreement was signed with Parent.

Following discussion, the Board determined that the benefits of securing the proposed transaction with Parent at a favorable valuation and deal terms, while retaining, in certain circumstances and subject to certain conditions, the ability to pursue any alternative proposal that would be superior to the proposed transaction, was the best path to value maximization in the Company’s circumstances. The Board authorized management to continue to pursue a transaction with Parent on the current timetable, and provided the advisors and management with feedback with respect to the resolution of the material open points. Following the Board meeting, during the period from October 30, 2014 through November 1, 2014, members of management of the Company and Parent and representatives of Cravath and Wachtell Lipton communicated numerous times and resolved the remaining key open points in the merger agreement and support agreement, including, among other items, a termination fee of $125,000,000, equal to approximately 3.4% of the Company’s deal equity value, a resolution of open terms with respect to conditionality and deal certainty and a support agreement that was to be signed by the two Company founders and Mr. Herrick, and which would be conterminous with the merger agreement. In addition, such parties also completed the terms of the proposed retention arrangements.

On November 1, 2014, the Board held a telephonic meeting, with members of management and representatives of Blackstone, Goldman Sachs and Cravath participating. Mr. Herrick provided an update on the negotiations since the last board meeting. Representatives of Cravath then reviewed the Board’s fiduciary duties in connection with its consideration of the proposed merger agreement as well as other legal matters, and Mr. Herrick and representatives of Cravath reviewed with the Board, among other things, the resolution of the open terms of the proposed merger agreement and support agreement. The Board again considered, with the advice of its financial and legal advisors, the likelihood that a competitive proposal from an alternative acquiror would emerge in light of, among other things, the price and pricing multiple represented by Parent’s proposal, and the impact of the deal protection provisions on such a potential alternative acquiror.

Representatives of Goldman Sachs then reviewed with the Board Goldman Sachs’ financial analyses of the consideration to be received by holders of Company Common Stock pursuant to the merger agreement and rendered to the Board an oral opinion, which was confirmed by delivery of a written opinion November 1, 2014, to the effect that, as of that date and based on and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations described in its opinion, the consideration to be paid to holders (other than Parent and its affiliates) of Company Common Stock pursuant to the merger agreement was fair from a financial point of view to such holders. Representatives of Blackstone then reviewed with the Board Blackstone’s financial analyses of the consideration to be received by holders of shares of Company Common Stock pursuant to the Offer and the Merger and rendered to the Board Blackstone’s oral opinion, which was confirmed by delivery of a written opinion dated November 1, 2014, to the effect that, as of that date and based on and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations described in its opinion, the consideration to be received by holders of shares of Company Common Stock pursuant to the Offer and the Merger was fair to such holders from a financial point of view.

The Board discussed with its advisors all these matters, including review and consideration of the factors described under “—Reasons for Recommendation”. After further discussion, the Board unanimously determined that the final draft of the Merger Agreement, the Offer, the Merger, and the other transactions contemplated by the final draft of the Merger Agreement were advisable and fair to and, in the best interests of, the Company and its stockholders. The Board unanimously approved the Merger Agreement and determined to recommend that the Company’s stockholders accept the Offer and tender their shares of Company Common Stock pursuant to the Offer.

In the evening of November 1, 2014, Parent and the Purchaser executed financing commitment papers providing for committed funding for the full purchase price contemplated by the Merger Agreement. Shortly thereafter, the Company, Parent and the Purchaser executed the Merger Agreement and the parties thereto executed the support agreement and certain senior executives including Mr. Herrick executed the retention arrangements.

In the morning of November 3, 2014, before the opening of Euronext Paris, the Company and Parent issued a joint press release announcing the transaction and the execution of the Merger Agreement and the execution of the support agreement by the parties thereto.

Reasons for Recommendation

In evaluating the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, the Board consulted with the senior management of the Company, as well as Blackstone, Goldman Sachs and Cravath. In the course of making the determination that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable and fair to, and in the best interests of, the Company and its stockholders and to recommend that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer, the Board considered numerous factors, including the following material factors and benefits of the Offer and the Merger:

•	Offer Price; Premium to the Trading Price of Sapient Common Stock. The Board considered the fact that the Offer Price represented a:

•	70.1% premium to the trading price at which the Shares closed on October 27, 2014, the last trading day identified by Goldman Sachs and Blackstone before the Shares experienced elevated trading volume and increases in market price;

44.3% premium to the trading price at which the Shares closed on October 31, 2014, the last trading day before the Transaction was announced; and

•	39.3% premium to the highest closing price in the last 12 months prior to the last trading day before announcement of the Transaction.

•	Cash Consideration; Certainty of Value. The Board considered the fact that the form of consideration payable to the Company’s stockholders will be cash, which will provide the Company’s stockholders with certainty of value and immediate liquidity, while reducing the market and long-term business risks related to the Company’s future growth prospects.

•	No Financing Condition. The Board considered the fact that the Transaction is not subject to a financing condition. The Board also considered, notwithstanding that there is no financing condition, the fact that Parent and Merger Sub had obtained committed debt financing for the Transaction.

•	Strategic Alternatives. The Board considered the potential benefits of exploring business combination transactions with alternative potential acquirors and the likelihood that any such parties would engage in a business combination transaction with the Company on the same timeframe as Parent and with a value and contractual terms and conditions superior to those contained in the Merger Agreement. The Board also considered the possibility of continuing as an independent company. Based on the value, timing, risk allocation and other terms and conditions negotiated with Parent, the Board ultimately determined that the Transaction is more favorable to the Company’s stockholders than any other strategic alternative reasonably available to the Company, including continuing as an independent company.

•	Blackstone’s and Goldman Sachs’ Opinions and Related Analyses. The Board considered the opinion of each of Blackstone and Goldman Sachs, delivered to the Board on November 1, 2014, which were confirmed by delivery of written opinions each dated November 1, 2014, to the effect that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations described in each opinion, the consideration to be paid to or received by the holders of the outstanding Shares (other than as specified in each such opinion) pursuant to the Offer and the Merger was fair, from a financial point of view, to such holders, as more fully described below under the caption “—Financial Analyses and Opinions.”

•	Negotiation Process. The Board considered its belief that, after extensive negotiations, the Company obtained the highest price that Parent is willing to pay for the Company, as evidenced by the Company’s ability to increase the Offer Price relative to Parent’s initial offer of $20.00 per share. The Board considered the fact that the terms of the Offer and the Merger were the result of robust arm’s-length negotiations conducted by the Company, with the knowledge and at the direction of the Board, and with the assistance of experienced financial and legal advisors.

•	Speed of Completion. The Board considered the anticipated timing of the consummation of the Transaction, and the structure of the Transaction as a tender offer for the Shares, which subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, should allow stockholders to receive the consideration for their Shares in a relatively short time frame, followed by the Merger in which stockholders who do not validly exercise appraisal rights will receive the same consideration as received by those stockholders who tender their Shares in the Offer.

•	Conditions to Consummation of the Merger; Likelihood of Closing the Merger. The Board considered the strong likelihood that the Merger will be consummated if the Acceptance Time occurs, given that the consummation of the Merger is subject to limited additional conditions following the Acceptance Time of the Offer and that the parties elected to have the Merger Agreement be governed by Section 251(h) of the DGCL to enable consummation of the Merger as soon as practicable following the Acceptance Time without a meeting of the Company’s stockholders.

•	Terms of the Merger Agreement. The Board considered the terms and conditions of the Merger Agreement, including:

•	the right of the Company, under certain circumstances and subject to certain conditions, to furnish non-public information to, and to participate in discussions with, third parties in response to certain proposals relating to alternative acquisition transactions;

•

the right of the Board, under certain circumstances and subject to certain conditions, to withdraw or change its recommendation in favor of the Offer if the failure to do so would violate its fiduciary duties in the following circumstances: (i) the Company receives an alternative acquisition proposal that the Board determines in good faith, after consultation with the Company’s outside counsel and financial advisor, constitutes a superior proposal or (ii) the occurrence or existence following the date of the Merger Agreement of a material event, fact, circumstance, development or occurrence that (A) was not known to or reasonably foreseeable by the Board as of or prior to the date of the Merger Agreement and does not relate to an alternative acquisition proposal or (B) was known to or reasonably foreseeable by the Board as of or prior to the date of the Merger Agreement, but the consequences of which were not.

•	the belief of the Board that the $125,000,000 termination fee, representing approximately 3.4% of the equity value of the Company at the Offer Price, would not unreasonably deter another party with the strategic interest and financial capability from making a competing proposal for the Company; and

•	the conditions to the Offer, including the fact that the Offer is conditioned upon there being validly tendered into the Offer and not validly withdrawn prior to the then-scheduled Expiration Date a number of Shares that represents at least a majority of the total issued and outstanding Shares immediately prior to the Acceptance Time (the “Minimum Tender Condition”), which Minimum Tender Condition, if satisfied, would demonstrate strong support of the Company’s stockholders for the Transaction.

•	Appraisal Rights. The Board considered the availability of appraisal rights under the DGCL to Company stockholders who do not tender their Shares in the Offer and comply with all of the required procedures for perfecting appraisal rights under the DGCL, including the fact that such stockholders will have the right to demand appraisal and payment of the fair value of their Shares as determined by the Delaware Court of Chancery. See “Item 8. Additional Information—Appraisal Rights” for more information.

In reaching its determinations and recommendations described above, the Board also considered the following potentially negative factors:

•	No Participation in the Company’s Future Growth or Earnings. The Board considered that if the Offer and the Merger are consummated, stockholders of the Company will receive the Offer Price in cash and will no longer have the opportunity to participate in any future earnings or growth of the Company or the combined company or benefit from any potential future appreciation in the value of the Shares, including any value that could be achieved if the Company engages in future strategic or other transactions.

•	Disruption of the Company’s Business. The Board considered the effect of a public announcement of the Transaction on the Company’s operations, stock price and employees and its ability to attract and retain key management, sales and other personnel while the Offer and the Merger are pending and the potential adverse effects on the financial results of the Company.

•	Non-Solicitation Covenant. The Board considered that the Merger Agreement imposes restrictions on the Company’s solicitation of acquisition proposals from third parties and requires the Company to provide Parent with an opportunity to propose adjustments to the Merger Agreement prior to the Company being able to terminate the Merger Agreement and accept a superior proposal, although the Board believes this would not preclude another potential acquiror from submitting a proposal to acquire the Company.

•	Termination Fee. The Board considered the fact that the Company must pay Parent a termination fee of $125,000,000 if the Merger Agreement is terminated under certain circumstances, including to accept a superior proposal, and that the amount of the termination fee is comparable to termination fees in transactions of a similar size, was reasonable, would not likely deter competing bids and would not likely be required to be paid unless the Company entered into a more favorable transaction. The Board also recognized that the provisions in the Merger Agreement relating to these fees were insisted upon by Parent as a condition to entering into the Merger Agreement.

•	Interim Operating Covenants. The Board considered that the Merger Agreement imposes restrictions on the conduct of the Company’s business prior to the consummation of the Offer, requiring the Company to use commercially reasonable efforts to conduct its and its subsidiaries’ business in the ordinary course of business, which may delay or prevent the Company from undertaking business opportunities that may arise pending completion of the Offer.

•	No Reverse Termination Fee. The Board considered the fact that Parent will be able to terminate the Merger Agreement under certain circumstances that may be outside of the Company’s control, without the payment of any reverse termination fee to the Company.

•	Risks the Offer and the Merger May Not Be Completed. The Board considered the possibility that the Transaction might not be consummated, including the adverse effects that a failure to consummate the Transaction could have on the Company’s business, the market price for the Company Common Stock and the Company’s relationships with employees, including the fact that (i) the Company’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the Transaction; (ii) the Company will have incurred significant transaction costs; and (iii) the market’s perception of the Company’s prospects could be adversely affected.

•	Regulatory Matters. The Board considered the regulatory approvals that would be required to consummate the Transaction and the prospects for receiving any such approvals. The Board considered the fact that (i) the parties would be required to use their respective reasonable best efforts to satisfy the closing conditions relating to certain regulatory matters, including (A) by making required filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, and in Germany, (B) by submitting to the Committee on Foreign Investment in the United States a draft joint voluntary notice under the Exon-Florio Amendment with respect to the Transaction, (C) by making notifications under U.S. national industrial security requirements or laws or similar foreign investment laws, requirements or regulations of the United States and (D) by taking certain other necessary actions and (ii) Parent would not be required to agree to any sales, divestitures, licenses, holdings separate, dispositions or restrictions or other mitigation in order to obtain the foregoing approvals unless doing so would not be material in relation to the business of the Company and its subsidiaries, taken as a whole.

•	Potential Conflicts of Interest. The Board considered the potential conflict of interest created by the fact that the Company’s executive officers and directors have financial interests in the Transaction, including the Offer and the Merger, that may be different from or in addition to those of other stockholders, as more fully described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of Sapient.”

•	Tax Treatment. The Board considered that the receipt of the Offer Price and the consideration payable in the Merger will generally be taxable to stockholders of the Company. The Board believed that this was mitigated by the fact that the entire consideration payable in the Offer and the Merger would be cash, providing adequate cash for the payment of any taxes due.

The foregoing discussion of the factors considered by the Board is not intended to be exhaustive, but rather includes the principal factors considered by the Board. The Board collectively reached the conclusion to approve the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement in light of the various factors described above and other factors that the members of the Board believed were appropriate. The Board did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Board viewed its positions and recommendation as being based on the totality of information presented to and considered by it. In considering the factors discussed above, individual directors may have given different weights to different factors.

Intent to Tender

As of November 5, 2014, the directors and officers of Sapient, as a group, beneficially owned 23,537,492 Shares (excluding any Shares deliverable upon exercise of any Sapient Stock Options), representing approximately 16.71% of the then-outstanding Shares. To Sapient’s knowledge, after making reasonable inquiry, each of Sapient’s executive officers and directors currently intends to tender or cause to be tendered all Shares held of record or beneficially by such holder pursuant to the Offer (other than Shares as to which such holder does not have discretionary authority and Shares which may be retained in order to facilitate estate and tax planning dispositions). In addition, each Supporting Stockholder has entered into the Tender and Support Agreement, pursuant to which he has agreed, in his capacity as a stockholder of the Company, to tender all of his Shares to Purchaser in the Offer.

Financial Analyses and Opinions

Opinion of Goldman Sachs

Pursuant to an engagement letter dated as of September 23, 2014, Sapient requested that Goldman Sachs render to the Board an opinion as to the fairness, from a financial point of view, to the holders of Sapient Common Stock of the consideration to be received by such holders in the Offer and the Merger. At the meeting of the Board on November 1, 2014, Goldman Sachs rendered its opinion to the Board that, as of November 1, 2014 and based upon and subject to the factors and assumptions set forth therein, the $25.00 in cash per share of Sapient Common Stock to be paid to the holders (other than Publicis and its affiliates) of shares pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated November 1, 2014, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex A. Goldman Sachs provided its opinion for the information and assistance of the Board in connection with its consideration of the transactions contemplated by the Merger Agreement. The Goldman Sachs opinion does not constitute a recommendation as to whether or not any holder of shares of Sapient Common Stock should tender such shares in connection with the Offer or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of Sapient for the five fiscal years ended on December 31, 2013;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Sapient;

•	certain other communications from Sapient to its stockholders;

•	certain publicly available research analyst reports for Sapient; and

•	the Forecasts (as defined below) as approved for Goldman Sachs’ use by Sapient.

Goldman Sachs also held discussions with members of the senior management of Sapient regarding their assessment of the past and current business operations, financial condition and future prospects of Sapient; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for Sapient with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the advertising and marketing services industry and in other industries; and performed such other studies and analyses, and considered such other factors, as deemed appropriate.

For purposes of rendering its opinion, Goldman Sachs, with the consent of the Board, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, Goldman Sachs, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed, with the consent of the Board, that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Sapient. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of

Sapient or any of its subsidiaries and was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the transactions contemplated by the Merger Agreement will be obtained without any adverse effect on the expected benefits of the transactions in any way meaningful to Goldman Sachs’ analysis. Goldman Sachs has also assumed that the transactions contemplated by the Merger Agreement will be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion did not address the underlying business decision of Sapient to engage in the transactions contemplated by the Merger Agreement, or the relative merits of the transactions as compared to any strategic alternatives that may be available to Sapient; nor did it address any legal, regulatory, tax or accounting matters. Goldman Sachs was not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, Sapient or any other alternative transaction. Goldman Sachs’ opinion addressed only the fairness from a financial point of view to the holders (other than Publicis and its affiliates) of shares of Sapient Common Stock, as of November 1, 2014, of the $25.00 in cash per share of Sapient Common Stock to be paid to such holders pursuant to the Merger Agreement. Goldman Sachs did not express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or transactions contemplated thereby or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of Sapient; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Sapient, or class of such persons, in connection with the Transaction, whether relative to the $25.00 in cash per share of Sapient Common Stock to be paid to the holders (other than Publicis and its affiliates) of shares pursuant to the Merger Agreement or otherwise. Goldman Sachs did not express any opinion as to the impact of the transactions on the solvency or viability of Sapient or Publicis or the ability of Sapient or Publicis to pay their respective obligations when they come due. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, November 1, 2014 and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring thereafter. Goldman Sachs’ advisory services and the opinion were provided for the information and assistance of the Board in connection with its consideration of the transactions contemplated by the Merger Agreement and such opinion does not constitute a recommendation as to whether or not any holder of shares of Sapient Common Stock should tender such shares in connection with the Offer or any other matter. The opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Board in connection with rendering its opinion. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 31, 2014, and is not necessarily indicative of current market conditions.

Historical Trading Analysis. Goldman Sachs analyzed the $25.00 in cash per share of Sapient Common Stock to be paid to holders of shares pursuant to the Merger Agreement in relation to the market prices as of October 27, 2014, the last trading day before Sapient Common Stock experienced elevated trading volume and increases in market price, October 31, 2014 and for various historical periods.

This analysis indicated that the price per share to be paid to holders of shares of Sapient Common Stock pursuant to the Merger Agreement represented:

•	a premium of 70.1% based on the market price of $14.70 per share as of October 27, 2014;

•	a premium of 44.3% based on the market price of $17.32 per share as of October 31, 2014;

•	a premium of 39.3% based on the highest market price per share of Sapient Common Stock for the 12-month period ending October 27, 2014, which was $17.95 per share;

•	a premium of 94.6% based on lowest market price per share of Sapient Common Stock for the 12-month period ending October 27, 2014, which was $12.85 per share;

•	a premium of 57.5% based on the average market price per share of Sapient Common Stock for the 12-month period ending October 27, 2014, which was $15.87 per share; and

•	a premium of 74.9% based on the average market price per share of Sapient Common Stock for the 24-month period ending October 27, 2014, which was $14.29 per share.

Historical Acquisition Premia. Based on publicly available information, Goldman Sachs analyzed, for each year from 2009 through 2014, the average premia paid, based on the market price per share of the target on the last trading day before announcement of the transaction, by acquirors for targets in all-cash transactions in the United States with an enterprise value from $2 billion to $5 billion. The results of this analysis showed average annual acquisition premia ranging from a low of 32.7% to a high of 53.6%. By multiplying the high and low average annual acquisition premia to Sapient’s price per share of $14.70 as of October 27, 2014, the last trading day before Sapient Common Stock experienced elevated trading volume and increases in market price, Goldman Sachs calculated an illustrative range of implied equity values per share of $19.51 to $22.58.

Selected Companies Analysis. Goldman Sachs reviewed and compared certain financial information for Sapient to corresponding financial information, ratios and public market multiples, for the following publicly traded corporations in the advertising agency industry:

•	Dentsu,

•	Havas,

•	IPG,

•	MDC Partners,

•	Omnicom,

•	Publicis, and

•	WPP (collectively the “Advertising Agencies”);

the following publicly traded corporations in the marketing services industry:

•	Acxiom Corporation and

•	Alliance Data Systems (collectively the “Marketing Services Firms”);

and the following publicly traded corporations in the information technology services industry:

•	Accenture,

•	CGI Group,

•	Cognizant Technology,

•	Computer Sciences Corp.,

•	Hackett,

•	Infosys,

•	Perficient, and

•	Virtusa (collectively the “IT Firms” and together with the Advertising Agencies and Marketing Services Firms, the “Selected Companies”).

Although none of the Selected Companies is directly comparable to Sapient, the Selected Companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of Sapient.

Goldman Sachs also calculated and compared various financial multiples and ratios based on information it obtained from IBES estimates and other publicly available sources. The multiples and ratios of Sapient were calculated using the Forecasts and IBES estimates. With respect to Sapient and the Selected Companies, Goldman Sachs calculated:

•	the enterprise value (calculated as the equity value (taking into account outstanding in-the-money options, warrants and other convertible securities) plus the book value of debt less cash and cash equivalents) over estimated 2015 EBITDA (defined as earnings before interest, taxes and depreciation and amortization)

•	the enterprise value over estimated 2015 sales;

•	the 2015 estimated price to earnings ratio; and

•	the estimated 5 year compound annual growth rate in earnings per share.

The results of Goldman Sachs’ analysis are presented in the following table.

	Sapient		Advertising Agencies		Marketing Services Firms		IT Firms		The Selected Companies
	10/27/14	10/31/14	Range	Median	Range	Median	Range	Median	Range	Median
Enterprise Value/EBITDA	8.6x	9.9x	8.2x-9.3x	9.1x	3.7x-11.9x	7.8x	4.3x-13.7x	8.7x	3.7x-13.7x	9.1x
Enterprise Value/Sales	1.2x	1.4x	0.5x-1.6x	1.4x	0.7x-3.5x	2.1x	0.7x-3.4x	1.4x	0.5x-3.5x	1.4x
Price/Earnings	18.8x	22.2x	13.3x-23.5x	15.6x	11.7x-18.9x	15.3x	11.2x-23.0x	14.3x	11.2x-23.5x	15.6x
5-year EPS CAGR	15%	15%	6.0%-23.0%	7.8%	12.5%-16.6%	14.6%	0.4%-25.0%	12.9%	0.4%-25.0%	11%

Illustrative Present Value of Future Share Price Analysis. Goldman Sachs performed an illustrative analysis of the implied present value, as of September 30, 2014, of the implied future price per share of Sapient Common Stock, which is designed to provide an indication of the present value of a theoretical future value of the company’s equity as a function of such company’s estimated future EBITDA and its assumed one year forward enterprise value to EBITDA multiple, as of December 31 for each of 2015, 2016 and 2017, using the Forecasts. Goldman Sachs calculated the illustrative implied future share price by applying multiples ranging from 8.0x to 10.0x to the one year forward estimated EBITDA for each of December 31, 2015, 2016 and 2017, respectively. The resulting implied future share values were then discounted to present value as of September 30, 2014 using a discount rate of 8.8%, reflecting an estimate of Sapient’s cost of equity. This analysis resulted in an illustrative range of implied present values per share of Sapient Common Stock of $15.09 to $20.83.

Illustrative Discounted Cash Flow Analysis. Goldman Sachs performed a discounted cash flow analysis to determine a range of illustrative present values per share of Sapient Common Stock using the Forecasts. Goldman Sachs calculated a range of illustrative equity values by discounting, using discount rates ranging from 10.0% to 12.5%, reflecting estimates of Sapient’s weighted average cost of capital, (i) the cash flow expected to be generated by Sapient as reflected in the Forecasts to present value as of September 30, 2014, and (ii) a range of perpetuity growth rates ranging from 3.0% to 4.0% for the terminal year estimate of Sapient’s cash flow based on the Forecasts. Goldman Sachs adjusted the range of illustrative equity values by adding the amount by which Sapient’s cash exceeded its indebtedness as of that date to derive a final range of illustrative equity values. Goldman Sachs divided this range by the number of Sapient’s fully diluted shares (based on information provided by Sapient’s management) to derive an illustrative range of values per share of Sapient Common Stock of $17.04 to $26.11.

Selected Precedent Transactions Analysis. Goldman Sachs analyzed certain publicly available information relating to the following selected transactions involving digital advertising agencies since 2006.

Date of Announcement	Acquiror	Target
May 17, 2013	Accenture	Acquity Group
September 1, 2012	Publicis	LBi
July 1, 2012	Dentsu	Aegis
June 1, 2012	WPP	AKQA
May 17, 2011	Publicis	Rosetta
August 9, 2009	Publicis	Avenue A Razorfish
December 20, 2006	Publicis	Digitas

Although none of the selected transactions is directly comparable to the transactions contemplated by the Merger Agreement, the target companies in the selected transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain operations of Sapient, such that the selected transactions may be considered similar to the transactions contemplated by the Merger Agreement. For each of the selected transactions, Goldman Sachs calculated and compared the implied enterprise value of the target company based on the announced transaction price, as a multiple of the target company’s EBITDA, for the most recently reported last twelve month period ending prior to the announcement of the transaction. The results of this analysis are summarized as follows:

Premia	EV/LTM EBITDA
High	17.9x
Mean	14.1x
Median	13.8x
Low	12.4x

By multiplying the high and low EV / LTM EBITDA from the selected precedent transactions to Sapient’s adjusted LTM EBITDA of $207.0 million, Goldman Sachs calculated an illustrative range of implied equity values per share of $19.48 to $27.18.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Sapient or the transactions contemplated by the Merger Agreement.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the Board as to the fairness from a financial point of view of the $25.00 in cash per Share to be paid to the holders (other than Publicis and its affiliates) of shares of Sapient Common Stock pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Sapient, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The $25.00 in cash per share of Sapient Common Stock was determined through arm’s-length negotiations between Sapient and Publicis and was approved by the Board. Goldman Sachs provided advice to Sapient during these negotiations. Goldman Sachs did not, however, recommend any specific price per share to Sapient or the Board or that any specific price per share constituted the only appropriate consideration for the transactions contemplated by the Merger Agreement.

As described further herein, Goldman Sachs’ opinion to the Board was one of many factors taken into consideration by the Board in making its determination to approve the transactions contemplated by the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with its fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex A.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Sapient, Publicis, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transactions contemplated by the Merger Agreement. Goldman Sachs has provided certain financial advisory and/or underwriting services to Sapient and/or its affiliates from time to time and may also in the future provide financial advisory and/or underwriting services to Sapient, Publicis and their respective affiliates for which Goldman Sachs’ Investment Banking Division may receive compensation. During the two year period ended November 1, 2014, Goldman Sachs has not been engaged by Publicis or its affiliates to provide financial advisory or underwriting services for which the Investment Banking Division or Goldman Sachs has received compensation.

The Sapient Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to this Transaction. Pursuant to a letter agreement dated September, 23, 2014, Sapient engaged Goldman Sachs to act as its financial advisor in connection with the transactions contemplated by the Merger Agreement. The engagement letter between Sapient and Goldman Sachs provides for a transaction fee that is estimated, based on information available as of the date of announcement, at approximately $29.6 million, all of which is contingent upon consummation of the Offer. In addition, Sapient has agreed to reimburse Goldman Sachs for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Opinion of Blackstone

Pursuant to an engagement letter dated as of September 23, 2014, Sapient requested that Blackstone render to the Board an opinion as to the fairness, from a financial point of view, to the holders of Sapient Common Stock of the consideration to be received by such holders in the Offer and the Merger. At the meeting of the Board on November 1, 2014, Blackstone rendered to the Board its oral opinion, which was confirmed by delivery of a written opinion dated November 1, 2014, to the effect that, as of that date and based on and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations described in its opinion, the consideration of $25.00 in cash per share of Sapient Common Stock to be received by the holders of Sapient Common Stock in the Offer and the Merger was fair to such holders from a financial point of view.

The full text of the written opinion of Blackstone, dated November 1, 2014, which sets forth the assumptions made, procedures followed, factors considered and limitations on the review undertaken by Blackstone in rendering its opinion, is attached as Annex B to this Schedule 14D-9. Sapient encourages its shareholders to read the opinion carefully and in its entirety. Blackstone’s opinion was limited to the fairness, from a financial point of view, of the consideration of $25.00 in cash per share of Sapient Common Stock to be received by the holders of Sapient Common Stock in the Offer and the Merger. Blackstone assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of its opinion. Blackstone’s opinion was addressed to the Board and does not constitute a recommendation to any stockholder as to whether such stockholder should tender Shares pursuant to the Offer or as to how such stockholder should act with respect to the Offer, the Merger or any other matter. The summary of Blackstone’s opinion set forth in this Schedule 14D-9 is qualified by reference to the full text of the opinion, which is attached as Annex B to this Schedule 14D-9.

In arriving at its opinion, Blackstone, among other things:

•	Reviewed certain publicly available information concerning the business, financial condition and operations of Sapient that Blackstone believed to be relevant to its inquiry.

•	Reviewed certain internal information concerning the business, financial condition, and operations of Sapient prepared and furnished to Blackstone by the management of Sapient that Blackstone believed to be relevant to its inquiry.

•	Reviewed certain internal financial analyses, estimates and forecasts relating to Sapient, including Sapient’s financial forecasts for fiscal years 2014 through 2024, prepared and furnished to Blackstone by the management of Sapient.

•	Reviewed the publicly available audited financial statements of Sapient for fiscal years ended December 31, 2011, December 31, 2012 and December 31, 2013.

•	Held discussions with members of senior management of Sapient concerning their evaluations of the Offer and the Merger and Sapient’s businesses, operating and regulatory environment, financial condition, prospects and strategic objectives, as well as such other matters as Blackstone deemed necessary or appropriate for purposes of rendering its opinion.

•	Reviewed the historical market prices and trading activity for Sapient Common Stock.

•	Compared certain publicly available financial and stock market data for Sapient with similar information for certain other companies that Blackstone deemed to be relevant.

•	Reviewed the publicly available financial terms of certain other business combinations that Blackstone deemed to be relevant and the consideration received for such companies.

•	Reviewed the premia paid on certain recent acquisitions of U.S. companies, the securities of which were publicly traded.

•	Performed a discounted cash flow analysis utilizing financial information prepared by and furnished to Blackstone by the management of Sapient.

•	Reviewed the draft Merger Agreement, dated November 1, 2014.

•	Performed such other financial studies, analyses and investigations, and considered such other matters as Blackstone deemed necessary or appropriate for purposes of rendering its opinion.

In preparing its opinion, at Sapient’s direction, Blackstone relied without assuming responsibility or liability for independent verification upon the accuracy and completeness of all financial and other information that is available from public sources and all projections and other information provided to Blackstone by Sapient or otherwise discussed with or reviewed by or for Blackstone. Blackstone assumed with Sapient’s consent that the financial and other projections prepared by Sapient’s management and the assumptions underlying those projections, including the amounts and the timing of all financial and other performance data, have been reasonably prepared in accordance with industry practice and represent Sapient management’s best estimates and judgments as of the date of their preparation. Blackstone assumed at Sapient’s direction no responsibility for and expressed no opinion as to such analyses or forecasts or the assumptions on which they are based. Blackstone also assumed that there have been no material changes in the assets, financial condition, results of operations, business or prospects of Sapient since the respective dates of the last financial statements made available to Blackstone. Blackstone further relied with Sapient’s consent upon the assurances of the management of Sapient that they are not aware of any facts that would make the information and projections provided by them inaccurate, incomplete or misleading.

Blackstone was not asked to undertake, and did not undertake, an independent verification of any information provided to or reviewed by Blackstone, nor was Blackstone furnished with any such verification and Blackstone does not assume any responsibility or liability for the accuracy or completeness thereof. Blackstone did not conduct a physical inspection of any of the properties or assets of Sapient. Blackstone did not make an independent evaluation or appraisal of the assets or the liabilities (contingent or otherwise) of Sapient, nor was Blackstone furnished with any such evaluations or appraisals, nor did Blackstone evaluate the solvency of Sapient or Publicis under any state or federal laws.

Blackstone assumed with Sapient’s consent that the final executed form of the Merger Agreement would not differ in any material respects from the latest draft provided to Blackstone and the consummation of the Offer and the Merger will be effected in accordance with the terms and conditions of the Merger Agreement, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary regulatory or third party consents and approvals (contractual or otherwise) for the Offer and the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Sapient or Publicis or the contemplated benefits of the Offer and the Merger. Blackstone is not a legal, tax or regulatory advisor and relied upon without independent verification the assessment of Sapient and its legal, tax and regulatory advisors with respect to such matters.

In arriving at its opinion, Blackstone was not authorized to solicit, and did not solicit, interest from any party with respect to an acquisition, business combination or other extraordinary transaction involving Sapient or its assets. Blackstone did not consider the relative merits of the Offer and the Merger as compared to any other business plan or opportunity that might be available to Sapient or the effect of any other arrangement in which Sapient might engage. Blackstone’s opinion was limited to the fairness, from a financial point of view, to the holders of Sapient Common Stock of the consideration to be received by such holders in the Offer and the Merger, and Blackstone expressed no opinion as to the fairness of the Offer and the Merger to the holders of any other class of securities, creditors or other constituencies of Sapient or as to the underlying decision by Sapient to engage in the Offer and the Merger. Blackstone’s opinion does not address any other aspect or implication of the Offer, the Merger, the Merger Agreement, or any other agreement or understanding entered into in connection with the Offer and the Merger or otherwise. Blackstone also expressed no opinion as to the fairness of the amount or nature of the compensation to any of Sapient’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of Sapient Common Stock in the Offer and the Merger. Blackstone’s opinion was necessarily based upon economic, market, monetary, regulatory and other conditions as they exist and could be evaluated, and the information made available to Blackstone, as of the date of its opinion. Blackstone did not express any opinion as to the prices or trading ranges at which Sapient Common Stock will trade at any time.

Blackstone’s opinion does not constitute a recommendation to any stockholder as to whether such stockholder should tender Shares pursuant to the Offer or as to how such stockholder should act with respect to the Offer, the Merger or any other matter. Blackstone assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of its opinion. Blackstone’s opinion was approved by a fairness committee in accordance with established procedures.

The consideration payable pursuant to the Merger Agreement was determined through negotiations between Sapient and Publicis and was approved by the Board. Blackstone provided advice to the Board during these negotiations, but did not recommend any specific consideration to Sapient or the Board or suggest that any specific consideration constituted the only appropriate consideration for the Offer and the Merger. In addition,

Blackstone’s opinion and its presentation to the Board were one of many factors taken into consideration by the Board in deciding to approve the Offer and the Merger. Consequently, the analyses as described below should not be viewed as determinative of the opinion of the Board with respect to the consideration to be received by the holders of Sapient Common Stock or of whether the Board would have been willing to agree to a different consideration.

Summary of Financial Analyses

In accordance with customary investment banking practice, Blackstone employed generally accepted valuation methods in reaching its financial opinion. The following is a summary of the material financial analyses contained in the presentation that was made by Blackstone to the Board on November 1, 2014 and that were utilized by Blackstone in connection with providing its opinion. The financial analyses summarized below were based on financial forecasts prepared and furnished to Blackstone by the management of Sapient for Sapient’s standalone operating business. The following summary, however, does not purport to be a complete description of the financial analyses performed by Blackstone, nor does the order of analyses described represent relative importance or weight given to those analyses by Blackstone. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Blackstone’s financial analyses. The following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 31, 2014, and is not necessarily indicative of current or future market conditions.

Transaction Overview

Based upon the approximately 147.9 million fully diluted outstanding shares of Sapient Common Stock as of September 30, 2014 implied by the Offer Price (and assuming immediate vesting of all Sapient Performance Restricted Stock Units following the consummation of the Offer), Blackstone noted that the consideration of $25.00 in cash per share of Sapient Common Stock to be received by the holders of Sapient Common Stock pursuant to the Offer and the Merger implied an equity value of Sapient of approximately $3.69 billion. Taking into account non-controlling interest and cash and equivalents, Blackstone noted that the consideration of $25.00 in cash per share of Sapient Common Stock to be received by the holders of Sapient Common Stock pursuant to the Offer and the Merger implied an enterprise value of Sapient of approximately $3.38 billion. Blackstone also noted that the consideration of $25.00 in cash per share of Sapient Common Stock represented:

•	a premium of 70.1% over the trading price of Sapient Common Stock of $14.70 on October 27, 2014, the last trading day before Sapient Common Stock experienced elevated trading volume and increases in market price;

•	a premium of 44.3% over the trading price of Sapient Common Stock of $17.32 on October 31, 2014, the last trading day prior to the public announcement of the Offer and the Merger;

•	a premium of 63.5% over the volume weighted average price per share of Sapient Common Stock of $15.29 during the 30-day period ending October 31, 2014;

•	a premium of 39.3% over the 52-week high price per share of Sapient Common Stock of $17.95 on December 24, 2013; and

•	a premium of 94.6% over the 52-week low price per share of Sapient Common Stock of $12.85 on October 22, 2014.

Selected Companies Analysis

Blackstone reviewed and compared certain financial information for Sapient to corresponding financial information, ratios and public market multiples for the following publicly-traded advertising companies (the “Selected Advertising Companies”) and information technology companies (the “Selected IT Companies”

and, together with the Selected Advertising Companies, the “Selected Companies”), which, in the exercise of its professional judgment, Blackstone deemed to be relevant to its analysis:

Selected Advertising Companies:

•	Dentsu Inc.

•	Havas SA

•	Interpublic Group of Companies, Inc.

•	MDC Partners Inc.

•	Omnicom Group Inc.

•	Publicis Groupe SA

•	WPP plc

Selected IT Companies:

•	Accenture plc

•	CGI Group Inc.

•	Cognizant Technology Solutions Corporation

•	Computer Sciences Corporation

•	Infosys Ltd.

•	Perficient, Inc.

•	The Hackett Group, Inc.

•	Virtusa Corporation

Blackstone obtained financial metrics and projections for the selected companies from Capital IQ. In its analysis, Blackstone derived and compared multiples for Sapient and the Selected Companies, calculated as follows:

•	total enterprise value (“TEV”) as a multiple of estimated earnings before interest, taxes, depreciation and amortization (“EBITDA”), including stock-based compensation (“SBC”) expenses, for calendar year 2014, which is referred to below as “TEV/2014E EBITDA”;

•	TEV as a multiple of estimated EBITDA, including SBC expenses, for calendar year 2015, which is referred to below as “TEV/2015E EBITDA”;

•	market capitalization as a multiple of net income, excluding SBC expenses and one-time non-recurring charges, for calendar year 2014, which is referred to below as “Price/2014E Earnings”; and

•	market capitalization as a multiple of net income, excluding SBC expenses and one-time non-recurring charges, for calendar year 2015, which is referred to below as “Price/2015E Earnings”.

TEV means market capitalization plus net debt plus liquidation preference of preferred stock and minority interest, and market capitalization means the number of fully diluted shares outstanding multiplied by the closing share price as of October 31, 2014.

This analysis indicated the following:

Financial Multiple	Low	High	Median
TEV/2014E EBITDA (Selected Advertising Companies)	9.6x	11.7x	10.0x
TEV/2014E EBITDA (Selected IT Companies)	4.2x	15.8x	9.0x
TEV/2014E EBITDA (Selected Companies)	4.2x	15.8x	9.9x
TEV/2015E EBITDA (Selected Advertising Companies)	8.7x	10.4x	9.3x
TEV/2015E EBITDA (Selected IT Companies)	4.1x	13.2x	8.5x
TEV/2015E EBITDA (Selected Companies)	4.1x	13.2x	9.2x
Price/2014E Earnings (Selected Advertising Companies)	14.7x	56.7x	17.6x
Price/2014E Earnings (Selected IT Companies)	13.0x	29.2x	15.9x
Price/2014E Earnings (Selected Companies)	13.0x	56.7x	17.6x
Price/2015E Earnings (Selected Advertising Companies)	13.2x	23.6x	15.7x
Price/2015E Earnings (Selected IT Companies)	11.2x	23.1x	14.4x
Price/2015E Earnings (Selected Companies)	11.2x	23.6x	15.7x

In reviewing this analysis, Blackstone also considered, among other things, the relative comparability of the Selected Companies to Sapient. Based upon the foregoing and applying its professional judgment, Blackstone then selected representative ranges of TEV/2014E EBITDA, TEV/2015E EBITDA, Price/2014E Earnings and Price/2015E Earnings and applied the selected ranges to the respective metrics for Sapient, as provided by the management of Sapient, resulting in the following ranges of approximate implied equity values per share of Sapient Common Stock, calculated based on the approximately 142.9 million fully diluted outstanding shares of Sapient Common Stock as of September 30, 2014 (not assuming, for the avoidance of doubt, immediate vesting of all Sapient Performance Restricted Stock Units following the consummation of the Offer), in each case compared to the consideration of $25.00 in cash per share of Sapient Common Stock to be received by the holders of Sapient Common Stock in the Offer and the Merger.

Financial Multiple	Representative Range	Implied Equity Value per Share
TEV/2014E EBITDA	8.5x-11.0x	$12.56 - $15.61
TEV/2015E EBITDA	8.0x-10.5x	$13.64 - $17.22
Price/2014E Earnings	17.0x-21.0x	$13.89 - $17.16
Price/2015E Earnings	15.0x-19.0x	$14.09 - $17.84

Although Blackstone selected the Selected Companies reviewed in the analysis because, among other things, their businesses are reasonably similar to that of Sapient, no Selected Company is identical to Sapient. Accordingly, Blackstone’s comparison of the Selected Companies to Sapient and analysis of the results of such comparisons were not purely quantitative, but instead necessarily involved qualitative considerations and professional judgments concerning differences in financial and operating characteristics and other factors that could affect the relative values of the Selected Companies and those of Sapient. In evaluating the financial multiples for the Selected Companies, Blackstone made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Sapient.

Selected Precedent Transactions Analysis

Blackstone performed a selected precedent transactions analysis, which is designed to imply a value for a company based on publicly available financial terms of selected transactions that share some characteristics with the Offer and the Merger. Blackstone reviewed the following transactions involving digital and traditional advertising companies and information technology companies in each case, having a TEV over $250 million. The transactions considered and the month and year when each transaction was announced were as follows:

Transactions involving digital advertising companies

Month and Date Announced	Target	Acquiror
May 2013	Acquity Group LLC	Accenture Ltd.
September 2012	LBi International N.V.	Publicis Groupe SA
June 2012	AKQA Holdings, Inc.(1)	WPP plc
May 2011	Rosetta Marketing Group LLC	Publicis Groupe SA
June 2010	iCrossing, Inc.(2)	Hearst Corporation
August 2009	Razorfish, Inc.	Publicis Groupe SA
December 2006	Digitas Inc.	Publicis Groupe SA

(1)	Transaction excluded from the high, low, mean and median TEV/LTM EBITDA pre-SBC and TEV/NTM EBITDA pre-SBC multiples summarized below because such multiples were not available for this transaction.
(2)	Transaction excluded from the high, low, mean and median TEV/LTM EBITDA pre-SBC and post-SBC and TEV/NTM EBITDA pre-SBC and post-SBC multiples summarized below because such multiples were not available for this transaction.

Transactions involving traditional advertising companies

Month and Date Announced	Target	Acquiror
July 2013	Omnicom Group Inc.(1)	Publicis Groupe SA
July 2012	Aegis Group plc	Dentsu Inc.
July 2010	Mitchell Communication Group(2)	Aegis Group plc

(1)	Transaction was terminated on May 9, 2014.
(2)	Transaction excluded from the high, low, mean and median TEV/NTM EBITDA pre-SBC and post-SBC multiples summarized below because such multiples were not available for this transaction.

Transactions involving information technology companies

Month and Date Announced	Target	Acquiror
May 2012	Logica plc	CGI Group Inc.
June 2011	Ness Technologies Ltd.	Citi Venture Capital International
April 2011	SRA International, Inc.	Providence Equity Partners Inc.
January 2011	Patni Computer Systems Ltd.	iGATE Corporation
August 2010	Diamond Management & Technology Consultants, Inc.(1)	PricewaterhouseCoopers LLP
January 2010	Xafinity Group Limited(1)	Advent International Corporation
September 2009	Affiliated Computer Services, Inc.	Xerox Corporation
September 2009	Perot Systems Corp.	Dell Inc.
March 2009	Metavante Technologies, Inc.	Fidelity National Information Services Inc.
September 2008	Axon Group plc	HCL Technologies Ltd.
August 2008	SI International Inc.	Serco Inc.
July 2008	Detica Group plc	BAE Systems plc
May 2008	Electronic Data Systems, LLC	Hewlett-Packard Company
July 2007	Getronics NV	Royal KPN NV
July 2007	Xansa plc	Groupe Steria SCA
April 2007	CSC Covansys Corporation	Computer Sciences Corporation
February 2007	Keane Inc.	Caritor, Inc.

(1)	Transactions excluded from the high, low, mean and median TEV/NTM EBITDA multiples summarized below because such multiples were not available for such transactions.

Blackstone obtained financial metrics and projections for the target companies from Capital IQ, Thomson, The 451 Group, Wall Street research, and the target companies’ public filings. In its analysis, Blackstone reviewed the transaction TEV as a multiple of the target company’s EBITDA for the latest twelve months (LTM) immediately preceding the announcement of the transaction and for the next twelve months (NTM) immediately following the announcement of the transaction, both excluding SBC expenses (“pre-SBC”) and including SBC expenses (“post-SBC”). For purposes of this analysis, all transactions without disclosure surrounding the treatment of SBC expenses were assumed to have immaterial SBC expenses and therefore TEV/EBITDA multiples were assumed to be the same pre-SBC expenses and post-SBC expenses. Blackstone then derived the low, high, mean and median multiples for the selected precedent transactions, and this analysis indicated the following:

Transactions involving digital advertising companies

Financial Multiple	Low	High	Mean	Median
TEV/LTM EBITDA pre-SBC	12.4x	17.9x	14.2x	13.8x
TEV/NTM EBITDA pre-SBC	9.5x	17.0x	12.8x	12.5x
TEV/LTM EBITDA post-SBC	12.4x	20.2x	14.7x	14.1x
TEV/NTM EBITDA post-SBC	9.5x	19.1x	13.2x	12.7x

Transactions involving traditional advertising companies

Financial Multiple	Low	High	Mean	Median
TEV/LTM EBITDA pre-SBC	9.2x	14.8x	11.3x	9.7x
TEV/NTM EBITDA pre-SBC	9.3x	11.9x	10.6x	10.6x
TEV/LTM EBITDA post-SBC	9.2x	14.8x	11.4x	10.2x
TEV/NTM EBITDA post-SBC	9.7x	11.9x	10.8x	10.8x

Transactions involving information technology companies

Financial Multiple*	Low	High	Mean	Median
TEV/LTM EBITDA	5.7x	18.0x	11.2x	10.7x
TEV/NTM EBITDA	4.7x	14.8x	8.6x	8.7x

*	TEV/EBITDA multiples for all transactions with disclosure surrounding SBC expenses were taken into consideration on a pre-SBC expenses basis.

In reviewing this analysis, Blackstone also considered, among other things, the relative comparability of the selected precedent transactions and target companies to the Offer and the Merger and Sapient. Based upon the foregoing and applying its professional judgment, Blackstone then selected representative ranges of TEV/LTM EBITDA and TEV/NTM EBITDA and applied the selected ranges to the respective metrics for Sapient, as provided by the management of Sapient, using a reference date of September 30, 2014, resulting in the following ranges of approximate implied equity values per share of Sapient Common Stock, calculated based on the approximately 147.9 million fully diluted outstanding shares of Sapient Common Stock as of September 30, 2014 implied by the Offer Price (and assuming immediate vesting of all Sapient Performance Restricted Stock Units following the consummation of the Offer), in each case compared to the consideration of $25.00 in cash per share of Sapient Common Stock to be received by the holders of Sapient Common Stock in the Offer and the Merger.

Financial Multiple*	Representative Range	Implied Equity Value per Share
TEV/LTM EBITDA pre-SBC	12.5x-18.0x	$19.75-$27.50
TEV/NTM EBITDA pre-SBC	11.0x-17.0x	$18.94-$28.11
TEV/LTM EBITDA post-SBC	14.5x-20.0x	$19.43-$26.00
TEV/NTM EBITDA post-SBC	13.0x-19.0x	$19.07-$26.90

*	TEV/LTM EBITDA pre-SBC and TEV/NTM EBITDA pre-SBC were calculated using a reference date of September 30, 2014 and excluding SBC expenses of Sapient, and TEV/LTM EBITDA post-SBC and TEV/NTM EBITDA post-SBC were calculated using a reference date of September 30, 2014 and excluding SBC expenses of Sapient.

It should be noted that no company utilized in the selected precedent transactions analysis above is identical to Sapient, and no transaction utilized in the analysis above is identical to the Offer and the Merger. In addition, in connection with its review, Blackstone considered the dates on which these transactions were announced and the market conditions existing at such time. Accordingly, Blackstone’s comparison of the selected transactions to the Transaction and analysis of the results of such comparisons were not purely quantitative, but instead necessarily involved qualitative considerations and professional judgments concerning differences in financial and operating characteristics and other factors that could affect the relative values of the companies involved in such transactions and those of Sapient and were based on Blackstone’s experience working with corporations on various merger and acquisition transactions. In evaluating the selected precedent transactions, Blackstone made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Sapient.

Discounted Cash Flow Analysis

Blackstone performed a discounted cash flow (“DCF”) analysis for Sapient on a standalone basis. A DCF analysis is designed to estimate an implied value of a company by calculating the present value of the estimated unlevered future free cash flows as well as the terminal value of the company in order to arrive at the value of that business.

The DCF analysis performed by Blackstone for Sapient was based on the financial forecasts prepared and furnished to Blackstone by Sapient’s management for the fiscal years 2014 through 2024. Blackstone calculated the terminal value for Sapient by applying a range of perpetuity growth rates of 3.0% to 4.0% to Sapient’s projected normalized free cash flows in the terminal year. The unlevered free cash flows and terminal value were then discounted to present value as of September 30, 2014 using a range of discount rates from 10.5% to 11.5%, which range was selected based on Blackstone’s professional judgment and derived from an analysis of estimated weighted average cost of capital using industry comparables (consisting of the Selected Companies referred to above other than Havas SA, CGI Group Inc. and Infosys Ltd.) and Sapient, resulting in ranges of implied equity values per share of Sapient Common Stock of approximately $18.73 to approximately $23.34, calculated based on the approximately 142.9 million fully diluted outstanding shares of Sapient Common Stock as of September 30, 2014 (not assuming, for the avoidance of doubt, immediate vesting of all Sapient Performance Restricted Stock Units following the consummation of the Offer) and Sapient’s net debt as of September 30, 2014 of ($314.3 million), compared to the consideration of $25.00 in cash per share of Sapient Common Stock to be received by the holders of Sapient Common Stock in the Offer and the Merger.

Other Factors

For reference purposes only, and not as part of its fairness determination, Blackstone also reviewed and considered other factors, including the following additional analyses.

Illustrative Premiums Paid Analysis

Blackstone performed a premiums paid analysis based upon the premiums paid in 81 precedent cash acquisitions of U.S. publicly-traded companies with transaction values between $2 billion and $5 billion that had been successfully completed since January 2009. Blackstone analyzed the transactions to determine the premium paid for the target company as determined using the closing stock price on the date that was one day prior to the deal announcement. Based on this analysis, Blackstone observed the following:

	Year
Statistics*	2009	2010	2011	2012	2013	2014
Median Premium	34%	33%	34%	26%	32%	18%
Mean Premium	54%	33%	34%	45%	36%	45%
25th Percentile Premium	30%	19%	20%	18%	28%	9%
75th Percentile Premium	43%	43%	51%	49%	39%	46%

*	Premiums rounded to nearest whole percent.

To calculate a range of implied equity values for Sapient Blackstone considered the transactions announced during the three year period ended October 31, 2014 and used the 25th percentile premium for the transactions announced during that period of 18.7% to generate the low-end of the implied equity value range and the 75th percentile premium for the transactions announced during that period of 48.4% to generate the high-end of the implied equity range. Blackstone then applied this range of premiums to the trading price of Sapient Common Stock of $17.32 on October 31, 2014, resulting in ranges of implied equity values per share of Sapient Common Stock of approximately $20.56 to approximately $25.71.

It should be noted that no company utilized in the premiums paid analysis above is identical to Sapient, and no transaction utilized in the analysis above is identical to the Offer and the Merger. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies and precedent transactions to which Sapient and the Offer and the Merger were compared.

Historical Trading Price Analysis

Blackstone reviewed the historical trading price per share of Sapient Common Stock for the 52-week period ending on October 31, 2014. Blackstone noted that the lowest and highest intraday sale prices per share of Sapient Common Stock during the 52-week period ended on October 31, 2014 were $12.85 and $17.95, compared to the consideration of $25.00 per share in cash to be received by the holders of Sapient Common Stock in the Offer and the Merger.

Equity Analyst Price Targets Analysis

Blackstone reviewed the publicly available price targets for Sapient Common Stock published by independent equity research analysts associated with various Wall Street firms. Blackstone noted that the price targets ranged from $18.00 to $19.50, compared to the consideration of $25.00 per share in cash to be received by the holders of Sapient Common Stock in the Offer and the Merger.

Miscellaneous

The foregoing summary of material financial analyses does not purport to be a complete description of the analyses or data presented by Blackstone. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Blackstone believes that the foregoing summary set forth above and its analyses must be considered as a whole and that selecting portions of it, without considering all of its analyses, could create an incomplete view of the processes underlying the analyses and its opinion. No single factor or analysis was determinative of Blackstone’s fairness determination. Rather, Blackstone considered the totality of the factors and analyses performed in arriving at its opinion. Blackstone based its analyses on assumptions that it deemed reasonable, including those concerning general business and economic conditions and industry-specific factors. The other principal assumptions upon which Blackstone based its analysis have been described under the description of each analysis in the foregoing summary. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by Blackstone are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, Blackstone analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which securities may trade at the present time or at any time in the future or at which businesses actually could be bought or sold.

As part of its investment banking business, Blackstone and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Blackstone was selected as Sapient’s financial advisor with respect to the Offer and the Merger on the basis of Blackstone’s experience and its familiarity with Sapient and the industry in which Sapient operates.

Pursuant to the engagement letter dated as of September 23, 2014, Sapient agreed to pay Blackstone quarterly advisory fees and a transaction fee for its services in connection with the Offer and the Merger of approximately $11.8 million in the aggregate, of which $4 million became payable upon delivery of Blackstone’s opinion and the remainder of which is contingent upon consummation of the Offer. In addition, at the sole discretion of Sapient, a discretionary fee may be payable to Blackstone, and, in the event a “transaction” is not consummated, at the sole discretion of Sapient an “independence fee” may be payable to Blackstone as compensation for its time and effort expended, where a “transaction” means the sale, transfer or other disposition, directly or indirectly, of not less than 50% of the outstanding assets or securities of Sapient. In addition, Sapient has agreed to reimburse Blackstone for out-of-pocket expenses and to indemnify Blackstone for certain liabilities arising out of the performance of such services (including the rendering of its opinion). Blackstone has performed other investment banking and financial advisory services for Sapient in the past for which Blackstone received customary compensation. In the two years prior to the date of Blackstone’s opinion, Blackstone has not received any fees for investment banking or financial advisory services from Publicis or any of its current publicly-disclosed subsidiaries. In the ordinary course of the business of Blackstone and its affiliates, Blackstone and its affiliates may actively trade or hold the securities of Sapient or Publicis or any of their affiliates for Blackstone’s or Sapient’s or Publicis’s account or for others and, accordingly, may at any time hold a long or short position in such securities.

Blackstone’s analyses were prepared solely as part of Blackstone’s analysis of the fairness, from a financial point of view, to the holders of Sapient Common Stock of the consideration to be received by such holders pursuant to the Merger Agreement and were provided to the Board in that connection. The opinion of Blackstone was only one of the factors taken into consideration by the Board in making its determination to approve the Merger Agreement and the Offer and the Merger.

Certain Sapient Forecasts

Important Information Concerning the Sapient Management Forecasts

Other than quarterly and annual financial guidance provided to investors, which may cover such areas as service revenues and non-GAAP income from operations, among other items, and which it may update from time to time, Sapient does not, as a matter of course, publicly disclose long-term forecasts or internal projections as to future revenues, earnings or other results, due to, among other reasons, the unpredictability of the underlying assumptions and estimates.

However, in connection with the Board’s evaluation of the Offer and the Merger and other strategic alternatives available to Sapient, Sapient’s management prepared certain unaudited prospective financial information for the years 2014 through 2024 (the “Forecasts”). Sapient’s management provided the Forecasts to the Board in October 2014 for purposes of considering and evaluating Parent’s acquisition proposal, and to Blackstone and Goldman Sachs in connection with the rendering of Blackstone’s and Goldman Sachs’ respective opinions to the Board and in performing their respective related financial analyses, as described above under the heading “—Financial Analyses and Opinions”. Prior to the execution of the Merger Agreement, Sapient also provided to Parent and Purchaser, among other things, certain of the Forecasts set forth below for the years 2014 through 2017.

The following is a summary of the Forecasts:

Fiscal Year Ending December 31

($ in millions, except per share data)

	2014		2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
REVENUE	1,401.3		1,537.3	1,729.1	1,945.3	2,189.1	2,451.6	2,745.8	2,993.0	3,262.3	3,523.3	3,770.0
GROSS MARGIN	464.2		511.0	580.7	659.1	742.6	833.6	937.3	1,026.9	1,222.1	1,222.1	1,312.7
EBITDA(1)	174.3		204.4	238.8	278.2	323.5	374.3	429.0	479.5	532.5	592.1	645.1
EBITDAS(2)	207.0		237.9	272.9	313.0	359.0	410.5	465.9	517.2	570.9	631.2	685.0
NON-GAAP PROFIT(3)	180.0		208.7	240.1	276.1	318.2	365.7	416.1	463.2	512.4	568.5	618.3
OPERATING PROFIT	125.6		164.5	198.0	234.9	278.0	326.5	377.0	423.4	471.9	527.2	576.2
NET INCOME	82.4		105.9	127.5	151.1	180.2	213.3	247.4	278.6	311.9	349.5	381.9
EARNINGS PER SHARE	0.58		0.74	0.88	1.03	1.22	1.43	1.64	1.83	2.03	2.25	2.43
UNLEVERED FREE CASH FLOWS(4)(5)	49	(6)	90	103	103	126	153	181	218	249	288	324

(1)	EBITDA means earnings before interest, income taxes, depreciation and amortization.
(2)	EBITDAS means EBITDA, adding back the costs of stock-based compensation.
(3)	Non-GAAP Profit means GAAP operating income, adding back impairment of long-lived assets, costs of stock based compensation, employment-related tax liabilities resulting from the movement of global employees, amortization, restructuring costs and costs associated with mergers and acquisitions.
(4)	Unlevered Free Cash Flows means earnings before interest and taxes, less taxes, plus depreciation and amortization, less capital expenditures, and less the amount of any increase or plus the amount of any decrease in net working capital.
(5)	Unlevered Free Cash Flow figures calculated by Blackstone for purposes of its discounted cash flow analysis described above varied from these Forecasts based on immaterial differences agreed to by Sapient’s management in the treatment of certain impairment and acquisition costs.
(6)	Represents Unlevered Free Cash Flows for fourth quarter of 2014 only.

The Company’s management provided the non-GAAP measures included in the Forecasts (including EBITDA, EBITDAS, Non-GAAP Profit and Unlevered Free Cash Flows) to the Board because management believed such measures could be useful in evaluating the Offer and the Merger and other strategic alternatives available to the Company. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP, including earnings (loss). The Company’s calculation of these non-GAAP measures may differ from others in its industry and is not necessarily comparable with similar titles used by other companies.

Additional Information Concerning the Forecasts

The summary of the Forecasts is included in this Schedule 14D-9 solely to give Sapient stockholders access to certain financial Forecasts that were made available to the Board, Blackstone, Goldman Sachs, Purchaser and Parent and is not being included in this Schedule 14D-9 to influence a Sapient stockholder’s decision whether to tender Shares in the Offer or for any other purpose. The Forecasts were generated solely for internal use and not developed with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data, published guidelines of the SEC regarding forward-looking statements or GAAP. The Forecasts are forward-looking statements. All of the Forecasts summarized in this section were prepared by the management of Sapient.

No independent registered public accounting firm provided any assistance in preparing the Forecasts. Accordingly, no independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the Forecasts or expressed any opinion or given any other form of assurance with respect thereto, and they assume no responsibility for the information contained in the Forecasts. The Pricewaterhouse Coopers LLP reports included in Sapient’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 relate solely to the historical financial information of Sapient and to an assessment of Sapient’s internal controls over financial reporting. Such reports do not extend to the Forecasts and should not be read to do so.

By including the Forecasts in this Schedule 14D-9, neither Sapient nor any of its representatives has made or makes any representation to any person regarding the information included in the Forecasts or the ultimate performance of Sapient, Parent, the Surviving Company or any of their affiliates compared to the information contained in the Forecasts. Sapient has made no representation to Parent or Purchaser, in the Merger Agreement or otherwise, concerning the Forecasts.

The assumptions and estimates underlying the Forecasts, all of which are difficult to predict and many of which are beyond the control of Sapient, may not be realized. There can be no assurance that the underlying assumptions will prove to be accurate or that the forecasted results will be realized, and actual results likely will differ, and may differ materially, from those reflected in the Forecasts, whether or not the Offer and the Merger are completed. Neither Sapient nor any of its affiliates assumes any responsibility to holders of Shares for the accuracy of this information.

In particular, the Forecasts, while presented with numerical specificity necessarily, were based on numerous variables and assumptions that are inherently uncertain. Because the Forecasts cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. Important factors that may affect actual results and results in the Forecasts not being achieved include, but are not limited to, the effect of global economic conditions, fluctuations in foreign currency exchange rates, the cost and effect of changes in tax and other legislation and other risk factors described in Sapient’s SEC filings, including Sapient’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2014, June 30, 2014 and September 30, 2014 and described under the section below entitled “Forward-Looking Statements”. The Forecasts also reflect assumptions as to certain business decisions that are subject to change. The information set forth in the Forecasts is not fact and should not be relied upon as being necessarily indicative of future results.

The Forecasts were developed for Sapient on a standalone basis without giving effect to the Offer and the Merger, and therefore the Forecasts do not give effect to the Offer, the Merger or any changes to Sapient’s operations or strategy that may be implemented after the consummation of the Offer and the Merger, including cost synergies realized as a result of the Offer and the Merger, or to any costs incurred in connection with the

Offer and the Merger. Furthermore, the Forecasts do not take into account the effect of any failure of the Offer and the Merger to be completed and should not be viewed as accurate or continuing in that context.

The Forecasts summarized in this section were prepared prior to the execution of the Merger Agreement and have not been updated to reflect any changes after the date they were prepared. The Company undertakes no obligation, except as required by law, to update or otherwise revise the Forecasts to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error or to not be appropriate, or to reflect changes in general economic or industry conditions.

In light of the foregoing factors and the uncertainties inherent in the Forecasts, readers of this Schedule 14D-9 are cautioned not to place undue, if any, reliance on the Forecasts.

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

Sapient has retained Goldman Sachs and Blackstone as its financial advisors in connection with the evaluation and negotiation of potential strategic transactions, including the Transaction and, in connection with such engagement, Goldman Sachs provided the opinion described in “Item 4. The Solicitation or Recommendation—Financial Analyses and Opinions—Opinion of Goldman Sachs,” which is filed as Annex A hereto and is incorporated herein by reference, and Blackstone provided the opinion described in “Item 4. The Solicitation or Recommendation—Financial Analyses and Opinions—Opinion of Blackstone,” which is filed as Annex B hereto and is incorporated herein by reference.

For information regarding Sapient’s retention of Goldman Sachs and Blackstone, see “—Opinion of Goldman Sachs” and “—Opinion of Blackstone”, in each case under “Item 4. The Solicitation or Recommendation—Financial Analyses and Opinions”.

Except as set forth above, neither Sapient nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Sapient on its behalf with respect to the Offer.

ITEM	6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Securities Transactions

No transactions with respect to shares of Sapient Common Stock have been effected by Sapient or, to Sapient’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9, except as set forth below:

Name of Person	Transaction Date	Number of Shares	Sale or Exercise Price per Share (If Applicable)	Nature of Transaction
Sapient	9/8/2014	10,400	14.8614	Repurchase effected pursuant to Rule 10b5-1 trading plans under the Company’s 2014 stock repurchase program (“10b5-1 Repurchases”).
Jerry A. Greenberg	9/8/2014	72,965	N/A	GRAT distribution
Jerry A. Greenberg	9/8/2014	36,567	N/A	GRAT distribution
Jerry A. Greenberg	9/8/2014	175,817	N/A	GRAT distribution
Sapient	9/9/2014	10,600	14.6924	10b5-1 Repurchases
Sapient	9/10/2014	10,700	14.7269	10b5-1 Repurchases
Sapient	9/11/2014	10,700	14.9143	10b5-1 Repurchases
Sapient	9/12/2014	10,500	14.8074	10b5-1 Repurchases
Sapient	9/15/2014	10,600	14.6724	10b5-1 Repurchases
Sapient	9/16/2014	10,700	14.4644	10b5-1 Repurchases

Name of Person	Transaction Date	Number of Shares	Sale or Exercise Price per Share (If Applicable)	Nature of Transaction
Sapient	9/17/2014	10,900	14.4754	10b5-1 Repurchases
Sapient	9/18/2014	10,800	14.5130	10b5-1 Repurchases
Sapient	9/19/2014	10,800	14.4001	10b5-1 Repurchases
Sapient	9/22/2014	10,900	14.1538	10b5-1 Repurchases
Sapient	9/22/2014	34,541	14.0000	10b5-1 Repurchases
Sapient	9/23/2014	11,100	14.0822	10b5-1 Repurchases
Sapient	9/24/2014	10,900	14.0920	10b5-1 Repurchases
Sapient	9/24/2014	600	14.0000	10b5-1 Repurchases
Sapient	9/25/2014	11,100	14.0398	10b5-1 Repurchases
Sapient	9/25/2014	2,032	14.0000	10b5-1 Repurchases
Sapient	9/26/2014	11,200	14.0351	10b5-1 Repurchases
Sapient	9/26/2014	3,400	14.0000	10b5-1 Repurchases
Sapient	9/29/2014	11,200	14.1801	10b5-1 Repurchases
Sapient	9/29/2014	8,900	13.9822	10b5-1 Repurchases
Sapient	9/30/2014	11,100	14.0725	10b5-1 Repurchases
Sapient	9/30/2014	1,300	14.0000	10b5-1 Repurchases
Sapient	10/1/2014	11,200	14.0575	10b5-1 Repurchases
Sapient	10/1/2014	19,300	13.9609	10b5-1 Repurchases
Jerry A. Greenberg	10/1/2014	216,056	N/A	GRAT distribution
Sapient	10/2/2014	11,200	14.1279	10b5-1 Repurchases
Sapient	10/2/2014	1,500	14.0000	10b5-1 Repurchases
Sapient	10/3/2014	11,100	14.4281	10b5-1 Repurchases
Sapient	10/6/2014	10,900	14.3994	10b5-1 Repurchases
Sapient	10/7/2014	10,900	14.0641	10b5-1 Repurchases
Sapient	10/7/2014	5,100	13.9999	10b5-1 Repurchases
Sapient	10/8/2014	11,200	14.1962	10b5-1 Repurchases
Sapient	10/9/2014	11,100	14.2384	10b5-1 Repurchases
Sapient	10/10/2014	10,900	14.0532	10b5-1 Repurchases
Sapient	10/10/2014	21,300	14.0000	10b5-1 Repurchases
Sapient	10/13/2014	11,200	14.1642	10b5-1 Repurchases
Sapient	10/14/2014	11,100	14.2825	10b5-1 Repurchases
J. Stuart Moore	10/14/2014	710	N/A	Gift
J. Stuart Moore	10/14/2014	710	N/A	Gift
J. Stuart Moore	10/14/2014	710	N/A	Gift
Sapient	10/15/2014	11,100	14.1391	10b5-1 Repurchases
Sapient	10/15/2014	3,900	13.9874	10b5-1 Repurchases
Sapient	10/16/2014	11,100	14.2719	10b5-1 Repurchases
J. Stuart Moore	10/16/2014	87,689	N/A	GRAT distribution
Sapient	10/17/2014	11,000	14.1117	10b5-1 Repurchases
Sapient	10/17/2014	4,100	14.0000	10b5-1 Repurchases
Jerry A. Greenberg	10/17/2014	123,659	N/A	GRAT distribution
Sapient	10/20/2014	11,100	13.9937	10b5-1 Repurchases
Sapient	10/20/2014	162,500	13.9801	10b5-1 Repurchases
Sapient	10/21/2014	11,200	14.0258	10b5-1 Repurchases
Sapient	10/21/2014	70,800	13.9952	10b5-1 Repurchases
Sapient	10/22/2014	11,200	14.1919	10b5-1 Repurchases
Sapient	10/22/2014	801	13.9938	10b5-1 Repurchases
Sapient	10/23/2014	11,100	14.3645	10b5-1 Repurchases
Sapient	10/24/2014	11,000	14.3959	10b5-1 Repurchases
Sapient	10/27/2014	10,900	14.5572	10b5-1 Repurchases
Sapient	10/28/2014	10,800	15.2971	10b5-1 Repurchases

Name of Person	Transaction Date	Number of Shares	Sale or Exercise Price per Share (If Applicable)	Nature of Transaction
J. Stuart Moore	10/28/2014	96,284	N/A	GRAT distribution
J. Stuart Moore	10/28/2014	87,125	N/A	GRAT distribution
Sapient	10/29/2014	10,200	15.8256	10b5-1 Repurchases
Sapient	10/30/2014	9,900	16.6976	10b5-1 Repurchases
Sapient	10/31/2014	9,400	17.2750	10b5-1 Repurchases

ITEM	7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Subject Company Negotiations

Except as otherwise set forth in this Schedule 14D-9 (including in the exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, Sapient is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, Shares by Sapient, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Sapient or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of Sapient or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of Sapient.

Except as described above or otherwise set forth in this Schedule 14D-9 (including in the exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

ITEM	8. ADDITIONAL INFORMATION

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of Sapient—Golden Parachute Compensation”, as it relates to Sapient’s named executive officers and to the extent required by Item 402(t) of Regulation S-K, is incorporated herein by reference.

Regulatory Approvals

U.S. Antitrust

Under the HSR Act and the rules that have been promulgated thereunder, certain acquisition transactions may not be consummated unless Premerger Notification and Report Forms have been filed with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer and the Merger is subject to such requirements.

Each of Parent and Sapient has agreed to file a Premerger Notification and Report Form under the HSR Act with respect to the Offer and the Merger with the Antitrust Division and the FTC no later than ten business days after the date of the Merger Agreement. The waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, 15 calendar days after Parent makes such filing, but the period may be shortened if the FTC or the Antitrust Division, as applicable, grants “early termination” of the waiting period, or it may be lengthened if Parent voluntarily withdraws and refiles its Premerger Notification and Report Form in order to restart the 15-day waiting period, or if the reviewing agency issues a formal request for additional information and documentary material. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, ten calendar days after substantial compliance with such request. Thereafter, such waiting period can be extended only by court order or agreement of Parent, Sapient, Purchaser and the Antitrust Division or the FTC, as applicable.

German Antitrust Laws

Under the German Act Against Restraints of Competition, unless early clearance of the transaction is granted, the purchase of Shares in the Offer may not be completed until a one month waiting period following the Federal Cartel Office’s (“FCO’s”) receipt of a complete filing by Parent (or, in case of a joint filing, by Parent and Sapient) expires without the FCO deciding to commence an in-depth investigation (Hauptprüfverfahren). In the event of an in-depth investigation, the acquisition of Shares pursuant to the Offer may be consummated if the FCO approves the transaction or a waiting period of four months from submission of a complete notification to the FCO has expired without an extension of the four month period or the FCO informing the notifying party or parties that the transaction is prohibited.

Parent has agreed to file a pre-merger notification no later than ten business days after the date of the Merger Agreement with the FCO. The statutory waiting period with respect to the acquisition of Shares will expire one month after the filing of such notification unless early clearance is granted or the FCO has entered into an in-depth investigation prior to that time. Alternatively, Parent may decide to consummate in accordance with Sec. 4(1a) ARC and agrees in such case not to exercise the voting rights attached to the Shares until clearance is granted or the required waiting period has expired.

Other Antitrust Approvals

Except as described above, we are not currently aware of any antitrust or merger control statutes or regulations of foreign countries that would require the filing of information with, or the obtaining of the approval of, antitrust or competition authorities therein with respect to the purchase of Shares pursuant to the Offer or the Merger.

CFIUS

The Exon-Florio Amendment empowers the President of the United States of America to review and, if necessary, prohibit or suspend an acquisition of, or investment in, a U.S. company by a “foreign person” if the President, after investigation, determines that the foreign person’s control threatens to impair the national security of the United States. Pursuant to the Exon-Florio Amendment, CFIUS has been delegated the authority to receive notices of proposed transactions, determine when an investigation is warranted, conduct investigations, enter into agreements or seek conditions to mitigate any threat to national security, and submit recommendations to the President, including to suspend or prohibit the completion of transactions or to require divestitures of completed transactions. A party or parties to a transaction may, but are not required to, submit to CFIUS a voluntary notice. CFIUS also has the power to initiate reviews on its own in the absence of a voluntary notification. Parent and Sapient will work with the U.S. government to obtain the appropriate regulatory approvals, including review by CFIUS, if indicated, subject to the terms and conditions of the Merger Agreement.

FOCI

Executive Order 12829, issued on January 6, 1993, established the National Industrial Security Program (“NISP”) to safeguard classified information that is released to contractors, licensees and grantees of the U.S. government. The U.S. Department of Defense’s (“DOD”) NISP Operating Manual establishes the standard procedures and requirements for government contractors under the DOD’s cognizance, and the Department of Energy (“DOE”) Safeguards and Security Program establishes the standard procedures and requirements for government contractors under the DOE’s cognizance. Under the DOD and DOE requirements, a party possessing a facility security clearance (“FCL”) must provide DOD and DOE with notice of a proposed merger, acquisition or takeover with a foreign interest, and DOD and DOE have the authority to impose conditions to mitigate foreign ownership, control or influence, prior to the close of the transaction, in order for a contractor to continue to hold a FCL. The aspects of the Sapient Government Services business unit that hold FCLs provided notice of the acquisition to the DOD and DOE on November 4, 2014, and intend to take action as may be required, subject to the terms and conditions of the Merger Agreement.

Regulatory Review

The Antitrust Division, the FTC and the FCO frequently scrutinize the legality of transactions such as the Offer or the Merger under applicable antitrust and competition laws, and CFIUS, DSS and DoE in transactions such as the Offer or the Merger involving non-U.S. buyers of U.S. companies may scrutinize the legality thereof under U.S. national industrial security requirements or laws or similar foreign investment laws, requirements or regulations of the United States. At any time before or after the consummation of any such transactions, certain of these authorities could take such actions as they deem necessary or desirable, including seeking to enjoin the purchase of Shares pursuant to the Offer or the Merger, divestiture of the Shares so acquired or divestiture of Parent’s or Sapient’s assets. In some cases, private parties may also bring legal action under the antitrust laws. There can be no assurance that a challenge to the Offer or the Merger on antitrust or competition grounds or pursuant to national industrial security or similar foreign investment laws will not be made, or if such a challenge is made, what the result will be. See Section 15—“Conditions to the Offer” of the Offer to Purchase for certain conditions to the Offer, including conditions with respect to certain governmental actions and Section B—“The Transaction Documents—The Merger Agreement—Termination” of the Offer to Purchase for certain termination rights pursuant to the Merger Agreement with respect to certain governmental actions.

Business Combination Statute

As a Delaware corporation, Sapient is subject to Section 203 of the DGCL that prevents certain “business combinations” with an “interested stockholder” (generally, any person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. Neither Parent nor Purchaser is, nor at any time for the past three years has been, an “interested stockholder” of Sapient as defined in Section 203 of the DGCL. The Sapient Board has taken all action necessary to exempt the Offer, the Merger, the Tender and Support Agreement, the Merger Agreement and the transactions contemplated thereby from the restrictions on business combinations in Section 203 of the DGCL, and such action is effective as of the date of the Merger Agreement.

Stockholder Approval Not Required

If the Offer is consummated, Sapient does not anticipate seeking the approval of Sapient’s remaining stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if following consummation of a tender offer for stock of a public corporation, the acquiror holds at least the percentage of stock, and of each class or series thereof, of the target corporation that, absent Section 251(h) of the DGCL, would be required to adopt a merger agreement in which the target corporation is a constituent corporation under the DGCL and the target corporation’s certificate of incorporation, and the holders of stock not tendered into the tender offer (other than holders of stock for which appraisal rights have been validly perfected or stock owned by Parent, Sapient or any of their respective wholly owned subsidiaries) receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the vote of the stockholders of the target corporation. The parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a meeting of Sapient’s stockholders, in accordance with Section 251(h) of the DGCL.

Appraisal Rights

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Merger Effective Time who have not properly tendered their Shares pursuant to the Offer and who have complied with the requirements under Section 262 of the DGCL are entitled to appraisal rights in connection with the Merger.

The following discussion summarizes appraisal rights of stockholders under the DGCL in connection with the Merger and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Statement as Annex C. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Merger Effective Time as to which appraisal rights are asserted. A person holding a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.

Stockholders should carefully review the full text of Section 262 of the DGCL, particularly the procedural steps required to perfect appraisal rights, as well as the information discussed below. Failure to fully and precisely follow the steps required by Section 262 of the DGCL for the perfection of appraisal rights may result in the loss of those rights.

Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Merger Effective Time and who (i) did not tender such Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have such Shares appraised by the Delaware Court of Chancery (the “Court of Chancery”) and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, as determined by such court. The “fair value” could be greater than, less than or the same as the Offer Price.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262. This Statement constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex C carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Stockholders who tender Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather will receive an amount in cash equal to the Offer Price, without interest and less any required withholding taxes.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to any Shares, such stockholder must do all of the following:

•	within the later of the consummation of the Offer, which shall occur on the date on which acceptance and payment for the Shares occurs, and 20 days after the date of mailing of this notice, deliver to Sapient at the address indicated below a written demand for appraisal of such Shares, which demand must reasonably inform Sapient of the identity of the stockholder and that the stockholder intends thereby to demand appraisal of his, her or its Shares;

•	not tender such Shares in the Offer; and

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Company will deliver an additional notice of the effective date of the Merger to those stockholders of Sapient who delivered a written demand to Sapient pursuant to the first bullet above on or within 10 days after the effective date of the Merger, as required by Section 262(d)(2) of the DGCL. However, only stockholders who have provided notice in accordance with the first bullet above will receive such notice of the effective date. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets) will be deemed to be a waiver or a termination of your appraisal rights.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to Sapient Corporation, 131 Dartmouth Street, Boston, MA 02116, attention: General Counsel and Secretary. The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Filing a Petition for Appraisal

Within 120 days after the Merger Effective Time, but not thereafter, the Surviving Company, or any holder of Shares who has complied with Section 262 of the DGCL and is otherwise entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and properly demanded appraisal of such Shares. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to and has no present intention to file a petition and holders should not assume that the Company will file a petition, or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Merger Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Company a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefore has been received by the Surviving Company or within 10 days after the expiration of the period for delivering of demands for appraisal, whichever is later. Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Company the statement described in this paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Company, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of any such petition, the Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Company and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Court of Chancery. The costs of these notices are borne by the Surviving Company.

After notice to the stockholders as required by the Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit stock certificates held by them, if any, to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

Determination of Fair Value

After the Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Merger Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Merger Effective Time and the date of payment of the judgment.

In determining fair value, the Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In addition, the Delaware courts have decided that the statutory appraisal remedy, depending on the factual circumstances, may or may not be a dissenter’s exclusive remedy.

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although Sapient believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and each of Parent and the Company reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Upon application by the Surviving Company or by any holder of Shares entitled to participate in the appraisal proceeding, the Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and who has submitted such stockholder’s stock certificates, if any, to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Company to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and in the case of holders of Shares represented by certificates upon the surrender to the Surviving Company of such stockholder’s certificates. The Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable in the circumstances. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of such an order, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Merger Effective Time, be entitled to vote his, her or its Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Merger Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal with respect to such Shares, such Shares will be deemed to have been converted at the Merger Effective Time into the right to receive the Offer Price. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Merger Effective Time, stockholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the Offer Price. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. In addition, a stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the Offer Price by delivering to the Company a written withdrawal of such stockholder’s demand for appraisal and acceptance of the terms of the Merger either within 60 days after the Merger Effective Time or thereafter with the written approval of the Company. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery will be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just;

provided, however, that the limitation set forth in this sentence will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the Offer Price within 60 days after the Merger Effective Time.

If you wish to exercise your appraisal rights with respect to any Shares, you must not tender such Shares in the Offer and must strictly comply with the procedures set forth in Section 262 of the DGCL. If you tender your Shares in the Offer or fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

The foregoing summary of the rights of Sapient’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of Sapient desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex C to this Statement.

Litigation

None.

Forward-Looking Statements

Statements in this Schedule 14D-9 regarding the Offer and the Merger, the expected timetable for completing the Offer and the Merger, future financial and operating results, future capital structure and liquidity, benefits of the Offer and the Merger, general business outlook and any other statements about the future expectations, beliefs, goals, plans or prospects of the board or management of the Company constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “expects,” “intends,” “anticipates,” “estimates,” “predicts,” “believes,” “should,” “potential,” “may,” “forecast,” “objective,” “plan,” or “targets” and other similar expressions) are intended to identify forward-looking statements. There are a number of factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to obtain requisite regulatory approvals, the tender of a majority of the outstanding shares of Sapient Common Stock and the satisfaction of the other conditions to the consummation of the proposed transaction; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers and customers; and the other factors and financial, operational and legal risks or uncertainties described in the Company’s public filings with the SEC, including the “Risk Factors” sections of the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 and subsequent Quarterly Reports on Form 10-Q, as well as the tender offer documents to be filed by Publicis. Sapient disclaims any intention or obligation to update or revise any forward-looking statements as a result of developments occurring after the date of this document except as required by law.

ITEM 9. EXHIBITS

The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated November 12, 2014 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Publicis Groupe S.A. and 1926 Merger Sub Inc. on November 12, 2014 (the “Schedule TO”)).

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(5)(i)	Joint Press Release of Sapient Corporation and Publicis Groupe S.A., dated November 3, 2014 (incorporated by reference to Exhibit 99.1 to Sapient Corporation’s 8-K filed on November 3, 2014).

(a)(5)(ii)	Investor Presentation materials dated November 3, 2014 (incorporated by reference to Exhibit 99.1 to Sapient Corporation’s 14D-9-C filed on November 3, 2014).

(a)(5)(iii)	Transcript of Investor Conference Call occurring on November 3, 2014 (incorporated by reference to Exhibit 99.2 to Sapient Corporation’s 14D-9-C filed on November 3, 2014).

(a)(5)(iv)	Transcript of Alan J. Herrick’s video presentation to Company employees occurring on November 3, 2014 (incorporated by reference to Exhibit 99.3 to Sapient Corporation’s 14D-9-C filed on November 3, 2014).

(a)(5)(v)	Alan J. Herrick’s letter to Company employees dated November 3, 2014 (incorporated by reference to Exhibit 99.4 to Sapient Corporation’s 14D-9-C filed on November 3, 2014).

(a)(5)(vi)	Sapient LinkedIn posting dated November 3, 2014 (incorporated by reference to Exhibit 99.5 to Sapient Corporation’s 14D-9-C filed on November 3, 2014).

(a)(5)(vii)	SapientNitro Facebook post dated November 3, 2013 (incorporated by reference to Exhibit 99.6 to Sapient Corporation’s 14D-9-C filed on November 3, 2014).

(a)(5)(viii)	SapientNitro LinkedIn posting dated November 3, 2014 (incorporated by reference to Exhibit 99.7 to Sapient Corporation’s 14D-9-C filed on November 3, 2014).

(a)(ix)	SapientNitro Twitter post dated November 3, 2014 (incorporated by reference to Exhibit 99.8 to Sapient Corporation’s 14D-9-C filed on November 3, 2014).

(a)(5)(x)	Sapient Global Markets Facebook post dated November 3, 2014 (incorporated by reference to Exhibit 99.9 to Sapient Corporation’s 14D-9-C filed on November 3, 2014).

(a)(5)(xi)	Sapient Global Markets LinkedIn posting dated November 3, 2014 (incorporated by reference to Exhibit 99.10 to Sapient Corporation’s 14D-9-C filed on November 3, 2014).

(a)(5)(xii)	Opinion of Goldman, Sachs & Co., dated as of November 1, 2014 (included as Annex A to this Schedule 14D-9).

(a)(5)(xiii)	Opinion of Blackstone Advisory Partners L.P., dated as of November 1, 2014 (included as Annex B to this Schedule 14D-9).

(a)(5)(xiv)	Summary Advertisement as published in the New York Times on November 12, 2014 (incorporated by reference to Exhibit (a)(1)(K) to the Schedule TO).

(e)(1)	Agreement and Plan of Merger, dated as of November 1, 2014, among Sapient Corporation, Publicis Groupe S.A. and 1926 Merger Sub Inc. (incorporated by reference to Exhibit 2.1 to Sapient Corporation’s 8-K filed on November 3, 2014).

(e)(2)	Confidentiality Agreement, dated as of October 25, 2014, by and between Sapient Corporation and Publicis Groupe S.A. (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(3)	Tender and Support Agreement, dated as of November 1, 2014, by and among Publicis Groupe S.A., 1926 Merger Sub Inc. and certain stockholders of Sapient Corporation (incorporated by reference to Exhibit 10.1 to Sapient Corporation’s 8-K filed on November 3, 2014).

(e)(4)	Retention Letter, between Publicis Groupe S.A. and Alan J. Herrick, dated November 1, 2014.

(e)(5)	Retention Letter, between Publicis Groupe S.A. and Alan M. Wexler, dated November 1, 2014.

(e)(6)	Retention Letter, between Publicis Groupe S.A. and Harry B. Register, dated November 1, 2014.

(g)	Not applicable.

Annex A—Goldman, Sachs & Co. Opinion Letter, dated November 1, 2014.

Annex B—Blackstone Advisory Partners L.P. Opinion Letter, dated November 1, 2014.

Annex C—Delaware Appraisal Rights Statute (Section 262 of the DGCL).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

SAPIENT CORPORATION

By:	/s/ Joseph A. LaSala, Jr.
Name: Joseph A. LaSala, Jr. Title: Senior Vice President, General Counsel & Secretary

Dated: November 12, 2014

ANNEX A

PERSONAL AND CONFIDENTIAL

November 1, 2014

Board of Directors

Sapient Corporation

131 Dartmouth Street

Boston, MA 02116

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Publicis Groupe S.A. (“Parent”) and its affiliates) of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Sapient Corporation (the “Company”) of the $25.00 in cash per Share to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of November 1, 2014 (the “Agreement”), among Parent, 1926 Merger Sub Inc., a wholly owned subsidiary of Parent (“Merger Sub”), and the Company. The Agreement provides for a tender offer for all of the Shares (the “Tender Offer”) pursuant to which Parent will cause Merger Sub to pay $25.00 in cash per Share for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger”) and each outstanding Share (other than Appraisal Shares (as defined in the Agreement) and Shares held by any of the Company, Parent or their respective subsidiaries) will be converted into the right to be paid $25.00 in cash.

Goldman, Sachs & Co. and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman, Sachs & Co. and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Parent, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time. We may also in the future provide financial advisory and/or underwriting services to the Company, Parent and their respective affiliates for which our Investment Banking Division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended on December 31, 2013; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; certain publicly available research analyst reports for the

Board of Directors

Sapient Corporation

November 1, 2014

Company; and certain internal financial analyses and forecasts for the Company prepared by its management, as approved for our use by the Company (the “Forecasts”). We have also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the advertising and marketing services industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. We were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, the Company or any other alternative transaction. This opinion addresses only the fairness from a financial point of view to the holders (other than Parent and its affiliates) of Shares, as of the date hereof, of the $25.00 in cash per Share to be paid to such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the $25.00 in cash per Share to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company or Parent or the ability of the Company or Parent to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Board of Directors

Sapient Corporation

November 1, 2014

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $25.00 in cash per Share to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

(GOLDMAN, SACHS & CO.)

ANNEX B

Blackstone Advisory Partners L.P.

November 1, 2014

Board of Directors

Sapient Corporation

131 Dartmouth Street

Boston, MA 02116

Members of the Board:

We understand that Sapient Corporation (“Sapient”), Publicis Groupe S.A. (“Publicis”) and a wholly owned subsidiary of Publicis (“Merger Sub”) plan to enter into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other things, (i) Merger Sub will commence a tender offer (the “Offer”) to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Sapient (“Sapient Common Stock”) at a price of $25.00 per share in cash (the “Consideration”), and (ii) following the consummation of the Offer, it is contemplated that Merger Sub will merge with and into Sapient (the “Merger”, and together with the Offer, the “Transaction”) and each issued and outstanding share of Sapient Common Stock not tendered in the Offer, other than those shares of Sapient Common Stock which are not being converted into the right to receive the Consideration under the Merger Agreement, will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are fully set forth in the Merger Agreement.

You have asked us whether, in our opinion, the Consideration to be received by the holders of Sapient Common Stock in the Transaction is fair to such holders from a financial point of view.

In arriving at the opinion set forth below, we have, among other things:

•	Reviewed certain publicly available information concerning the business, financial condition, and operations of Sapient that we believe to be relevant to our inquiry.

•	Reviewed certain internal information concerning the business, financial condition, and operations of Sapient prepared and furnished to us by the management of Sapient that we believe to be relevant to our inquiry.

•	Reviewed certain internal financial analyses, estimates and forecasts relating to Sapient, including Sapient’s financial forecasts for fiscal years 2014 through 2024, prepared and furnished to us by the management of Sapient.

•	Reviewed the publicly available audited financial statements of Sapient for fiscal years ended December 31, 2011, December 31, 2012 and December 31, 2013.

•	Held discussions with members of senior management of Sapient concerning their evaluations of the Transaction and their businesses, operating and regulatory environment, financial condition, prospects, and strategic objectives, as well as such other matters as we deemed necessary or appropriate for purposes of rendering this opinion.

•	Reviewed the historical market prices and trading activity for Sapient Common Stock.

•	Compared certain publicly available financial and stock market data for Sapient with similar information for certain other companies that we deemed to be relevant.

Blackstone Advisory Partners L.P.

345 Park Avenue

New York, NY 10154

212 583 5000

•	Reviewed the publicly available financial terms of certain other business combinations that we deemed to be relevant and the consideration received for such companies.

•	Reviewed the premia paid on certain recent acquisitions of U.S. companies, the securities of which were publicly traded.

•	Performed a discounted cash flow analysis utilizing financial information prepared by and furnished to us by the management of Sapient.

•	Reviewed the draft Merger Agreement, dated November 1, 2014.

•	Performed such other financial studies, analyses and investigations, and considered such other matters as we deemed necessary or appropriate for purposes of rendering this opinion.

In preparing this opinion, at your direction, we have relied without assuming responsibility or liability for independent verification upon the accuracy and completeness of all financial and other information that is available from public sources and all projections and other information provided to us by Sapient or otherwise discussed with or reviewed by or for us. We have assumed with your consent that the financial and other projections prepared by Sapient’s management and the assumptions underlying those projections, including the amounts and the timing of all financial and other performance data, have been reasonably prepared in accordance with industry practice and represent Sapient management’s best estimates and judgments as of the date of their preparation. We have assumed at your direction no responsibility for and express no opinion as to such analyses or forecasts or the assumptions on which they are based. We have also assumed that there have been no material changes in the assets, financial condition, results of operations, business or prospects of Sapient since the respective dates of the last financial statements made available to us. We have further relied with your consent upon the assurances of the management of Sapient that they are not aware of any facts that would make the information and projections provided by them inaccurate, incomplete or misleading.

We have not been asked to undertake, and have not undertaken, an independent verification of any information provided to or reviewed by us, nor have we been furnished with any such verification and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not conduct a physical inspection of any of the properties or assets of Sapient. We did not make an independent evaluation or appraisal of the assets or the liabilities (contingent or otherwise) of Sapient, nor have we been furnished with any such evaluations or appraisals, nor have we evaluated the solvency of Sapient or Publicis under any state or federal laws.

We also have assumed with your consent that the final executed form of the Merger Agreement will not differ in any material respects from the latest draft provided to us and the consummation of the Transaction will be effected in accordance with the terms and conditions of the Merger Agreement, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary regulatory or third party consents and approvals (contractual or otherwise) for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Sapient or Publicis or the contemplated benefits of the Transaction. We are not legal, tax or regulatory advisors and have relied upon without independent verification the assessment of Sapient and its legal, tax and regulatory advisors with respect to such matters.

In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to an acquisition, business combination or other extraordinary transaction involving Sapient or its assets. We have not considered the relative merits of the Transaction as compared to any other business plan or opportunity that might be available to Sapient or the effect of any other arrangement in which Sapient might engage. Our opinion is limited to the fairness, from a financial point of view, to the holders of Sapient Common Stock of the Consideration to be received by such holders in the Transaction, and we express no opinion as to the fairness of the Transaction to the holders of any other class of securities, creditors or other constituencies of Sapient or as to the underlying decision by Sapient to engage in the Transaction. Our opinion does not address any other aspect or implication of the Transaction, the Merger Agreement, or any other agreement or understanding entered into in connection with the Transaction or otherwise. We also express no opinion as to the fairness of the amount or nature of the compensation to any of Sapient’s officers, directors or employees, or any class of such persons, relative to the Consideration. Our opinion is necessarily based upon economic, market, monetary, regulatory and other conditions as they exist and can be evaluated, and the information made available to us, as of the date hereof. We express no opinion as to the prices or trading ranges at which Sapient Common Stock will trade at any time.

This opinion does not constitute a recommendation to any holder of Sapient Common Stock as to whether such holder should tender shares pursuant to the Tender Offer or as to how such holder should act with respect to the Transaction or other matter. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. This opinion has been approved by a fairness committee in accordance with established procedures.

This opinion is provided to the Board of Directors of Sapient in connection with and for the purposes of its evaluation of the Transaction only and is not a recommendation as to any action the Board of Directors should take with respect to the Transaction or any aspect thereof. This opinion is not to be quoted, summarized, paraphrased or excerpted, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other report, document, release or other written or oral communication prepared, issued or transmitted by the Board of Directors, including any committee thereof, or Sapient, without our prior consent. However, a copy of this opinion may be included, in its entirety, as an exhibit to any disclosure documents Sapient is required to file with the Securities and Exchange Commission in connection with the Transaction. Any summary of this opinion in such documents shall require our prior written approval, which shall not be unreasonably withheld.

We have acted as financial advisor to Sapient with respect to the Transaction and have received and will receive fees from Sapient for our services, a significant portion of which is contingent upon the consummation of the Tender Offer. A portion of our fees will also be payable upon delivery of this opinion. In addition, Sapient has agreed to reimburse us for out-of-pocket expenses and to indemnify us for certain liabilities arising out of the performance of such services (including the rendering of this opinion). In addition, we have performed other investment banking and financial advisory services for Sapient in the past for which we have received customary compensation. In the ordinary course of our and our affiliates’ businesses, we and our affiliates may actively trade or hold the securities of Sapient or Publicis or any of their respective affiliates for our or their own account or for others and, accordingly, may at any time hold a long or short position in such securities.

Based on the foregoing and subject to the foregoing, we are of the opinion, as investment bankers, that, as of the date hereof, the Consideration to be received by the holders of Sapient Common Stock in the Transaction is fair to such holders from a financial point of view.

Very truly yours,

Blackstone Advisory Partners L.P.

ANNEX C

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

C-4